ORBIS

Warsaw, 2004-08-16

04036463

United States Securities
And Exchange Commission
Washington D.C. 20549
USA

RECEIVED AUG 23 2004 SEC MAIL PROCESSING

SUPPL

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the 2nd quarter 2004 Consolidated Report .

Best regards

WICEPREZES ZARZĄDU
ORBIS S.A.
Ireneusz Węgłowski

PROCESSED
AUG 24 2004
THOMSON
FINANCIAL

82-5025

Report SA-QS 2/2004

(for issuers of securities with the business profile of production, construction, trade or services)

In accordance with § 57 section 2 of the Ordinance of the Council of Ministers, dated October 16, 2001
(Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)

the Board of Directors of Orbis S.A.
submits in public this consolidated quarterly report for the 2nd quarter 2004.

Date submitted: **13.08.2004**

SELECTED FINANCIAL DATA

	in thousands of PLN		in thousands of EURO	
	2 quarters 2004 ended June 30, 2004 cumulative	2 quarters 2003 ended June 30, 2003 cumulative	**2 quarters 2004 ended June 30, 2004 cumulative**	2 quarters 2003 ended June 30, 2003 cumulative
I. Net sales revenues	443 812	368 270	93 807	85 426
II. Operating profit (loss)	33 761	20 572	7 136	4 772
III. Profit (loss) before taxation	35 985	45 203	7 606	10 486
IV. Net profit (loss)	26 466	31 169	5 594	7 230
V. Net cash flows from operating activities	77 822	36 686	16 449	8 510
VI. Net cash flows from investing activities	- 62 986	- 89 129	- 13 313	- 20 675
VII. Net cash flows from financing activities	3 308	- 4 419	699	- 1 025
VIII. Total net cash flows	18 144	- 56 862	3 835	- 13 190
IX.. Total assets	1 822 408	1 534 593	401 217	344 311
X. Liabilities and reserves for liabilities	589 825	323 248	129 854	72 526
XI. Long-term liabilities	336 963	78 886	74 185	17 699
XII. Short-term liabilities	138 639	137 464	30 522	30 842
XIII. Shareholders' equity	1 222 366	1 201 345	269 113	269 541
XIV. Share capital	92 154	92 154	20 288	20 676
XV. Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	0,91	1,26	0,19	0,29
XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR)	-	-	-	-
XVIII. Book value per share (in PLN / EUR)	26,53	26,07	5,84	5,85
XIX. Diluted book value per share (in PLN / EUR)	-	-	-	-
XX. Declared or paid-out dividend per ordinary share (in PLN / EUR)	-	-	-	-

CONSOLIDATED BALANCE SHEET

	as at June 30, 2004 end of 2nd quarter 2004	**as at Mar. 31, 2004 end of prior quarter 2004**	as at June 30, 2003 end of 2nd quarter 2003	as at Mar. 31, 2003 end of prior quarter 2003
Assets				
I. Fixed assets	1 608 029	1 614 364	1 272 364	1 241 180
1. Intangible assets	10 722	10 574	8 321	8 763
- of which goodwill	2 173	2 328	2 975	3 268
2. Goodwill of subsidiary companies	104 548	105 900	0	0
3. Tangible fixed assets	1 459 999	1 458 124	1 232 169	1 195 005
4. Long-term receivables	4 023	2 100	2 319	2 640
4.1. From subsidiary and associated companies	606	727	849	970
4.2. From other companies	3 417	1 373	1 470	1 670
5. Long-term investments	12 839	21 710	9 530	14 621
5.1. Real estste	0	0	0	3 879
5.2. Intangible assets	0	0	0	0
5.3. Long-term financial assets	12 272	21 143	9 135	10 347
a) in subsidiary and associated companies, of which:	10 936	19 807	7 775	8 445
- shares in companies valued under the equity method	3 702	4 182	2 736	3 397
- shares in subsidiary and associated companies excluded from consolidation	1 850	9 905	497	497
b) in other companies	1 336	1 336	1 360	1 902
5.4. Other long-term investments	567	567	395	395
6. Long-term deferred expenses	15 898	15 956	20 025	20 151
6.1. Deferred income tax	15 839	15 881	19 872	20 141
6.2. Other deferred expenses	59	75	153	10
II. Current assets	214 379	173 049	262 229	207 157
1. Inventories	13 680	12 428	12 795	12 495
2. Current receivables	89 614	78 178	88 541	66 179

2.1. From subsidiary and associated companies	1 679	1 991	3 296	1 792
2.2. From other companies	87 935	76 187	85 245	64 387
3. Short-term investments	88 014	66 530	138 006	112 034
3.1. Short-term financial assets	68 690	49 264	120 740	96 775
a) in subsidiary and associated companies	0	224	0	0
b) in other companies	68	10 208	37 017	44 962
c) cash and cash equivalents	68 622	38 832	83 723	51 813
3.2. Other short-term investments	19 324	17 266	17 266	15 259
4. Short-term deferred expenses	23 071	15 913	22 887	16 449
Total Assets	1 822 408	1 787 413	1 534 593	1 448 337
Shareholders' Equity and Liabilities				
I. Shareholders' Equity	1 222 366	1 206 871	1 201 345	1 177 023
1. Share capital	92 154	92 154	92 154	92 154
2. Not paid-up share capital (negative value)	0	0	0	0
3. Own shares in treasury (negative value)	0	0	0	0
4. Reserve capital	774 524	745 368	742 323	725 801
5. Revaluation capital	265 712	268 177	268 435	269 970
6. Other reserve capitals	63 197	63 197	65 126	0
7. Foreign currency translation differences on the Company's divisions	- 161	0	0	0
a) positive foreign exchange differences	0	0	0	0
b) negative foreign exchange differences	0	0	0	0
8. Prior years' profit (loss)	474	45 132	2 138	99 760
9. Net profit (loss)	26 466	- 7 157	31 169	- 10 662
10. Net profit write-downs during the financial year (negative value)	0	0	0	0
II. Minority shareholders' interests	10 217	9 183	10 000	8 947
III. Negative goodwill of subsidiary companies	0	0	0	0
IV. Liabilities and reserves for liabilities	589 825	571 359	323 248	262 367
1. Reserves for liabilities	84 524	82 830	82 444	96 469
1.1. Reserve for deferred income tax	16 848	15 389	17 285	16 999
1.2. Provisions for pension and similar benefits	38 621	40 362	43 656	43 964
a) long-term provisions	33 019	33 894	36 977	38 324
b) short-term provisions	5 602	6 468	6 679	5 640
1.3. Other provisions	29 055	27 079	21 503	35 506
a) long-term provisions	20 829	20 554	19 725	19 428
b) short-term provisions	8 226	6 525	1 778	16 078
2. Long-term liabilities	336 963	319 197	78 886	72 886
2.1. To subsidiary and associated companies	0	0	0	0
2.2. To other companies	336 963	319 197	78 886	72 886
3. Current liabilities	138 639	144 459	137 464	84 664
3.1. To subsidiary and associated companies	1 823	1 812	824	278
3.2. To other companies	125 186	131 018	124 285	71 482
3.3. Special funds	11 630	11 629	12 355	12 904
4. Accrued expenses and deferred income	29 699	24 873	24 454	8 348
4.1. Negative goodwill	0	0	0	0
4.2. Other accrued expenses and deferred income	29 699	24 873	24 454	8 348
a) long-term accruals	144	144	177	187
b) short-term accruals	29 555	24 729	24 277	8 161
Total Shareholders' Equity and Liabilities	1 822 408	1 787 413	1 534 593	1 448 337

Book value	1 222 366	1 206 871	1 201 345	1 177 023
Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
Book value per share (in PLN) - basic	26,53	26,19	26,07	25,54
Diluted number of shares	0	0	0	0
Book value per share (in PLN) - diluted	0	0	0	0

OFF-BALANCE-SHEET ITEMS

	as at June 30, 2004 end of 2nd quarter 2004	as at Mar. 31, 2004 end of prior quarter 2004	as at June 30, 2003 end of 2nd quarter 2003	as at Mar. 31, 2003 end of prior quarter 2003
1. Contingent receivables	0	0	0	0
1.1. From subsidiary and associated companies (due to)	0	0	0	0
- guarantees received	0	0	0	0
-	0	0	0	0
1.2. From other companies (due to)	0	0	0	0
- guarantees received	0	0	0	0
-	0	0	0	0
2. Contingent liabilities	57 332	59 501	11 512	11 421
2.1. In favour of subsidiary and associated companies (due to)	50 882	52 915	4 993	4 993
- guarantees extended	50 882	52 915	4 993	4 993

-	0	0	0	0
2.2. In favour of other companies (due to)	6 450	6 586	6 519	6 428
- guarantees extended	0	109	91	0
- promissory note declarations	6 450	6 477	6 428	6 428
3. Other (due to)	98 498	105 934	0	0
- z tytułu rat leasingu operacyjnego	98 498	105 934	0	0
-	0	0	0	0
Total off-balance-sheet items	**155 830**	**165 435**	**11 512**	**11 421**

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2nd quarter 2004 ended June 30, 2004	2 quarters 2004 ended June 30, 2004 cumulative	2nd quarter 2003 ended June 30, 2003	2 quarters 2003 ended June 30, 2003 cumulative
I. Net sales revenues	269 060	443 812	218 718	368 270
- of which sales to subsidiary and associated companies	6 850	9 904	9 582	16 430
1. Net sales of products	266 721	440 238	217 207	365 391
2. Net sales of merchandise and raw materials	2 339	3 574	1 511	2 879
II. Cost of products, merchandise and raw materials sold	173 323	315 675	145 599	274 740
- of which sold to subsidiary and associated companies	1 330	3 442	4 571	7 322
1. Cost of products sold	172 131	314 070	145 033	273 613
2. Cost of merchandise and raw materials sold	1 192	1 605	566	1 127
III. Gross profit (loss) on sales (I-II)	95 737	128 137	73 119	93 530
IV. Distrubution expenses	13 068	23 168	17 545	26 372
V. General administrative expenses	36 249	64 937	20 187	44 706
VI. Profit (loss) on sales (III-IV-V)	46 420	40 032	35 387	22 452
VII. Other operating income	6 844	10 621	8 214	11 860
1. Gain on disposal of non-financial fixed assets	738	1 926	2 542	3 512
2. Subsidies	8	15	7	13
3. Other operating income	6 098	8 680	5 665	8 335
VIII. Other operating expenses	11 600	16 892	8 957	13 740
1. Loss on disposal of non-financial fixed assets	56	57	0	0
2. Reveluation of non-financial fixed assets	4 193	4 596	1 308	1 356
3. Other operating costs	7 351	12 239	7 649	12 384
IX. Operating profit (loss) (VI+VII-VIII)	41 664	33 761	34 644	20 572
X. Financial income	14 645	21 047	25 765	31 110
1. Equity income – dividends	0	0	0	0
- of which from subsidiary and associated companies	0	0	0	0
2. Interest receivable	- 52	868	846	1 665
- of which from subsidiary and associated companies	- 449	91	16	16
3. Gain on disposal of investments	66	124	22 319	22 837
4. Reveluation of investments	0	0	154	154
5. Other financial income	14 631	20 055	2 446	6 454
XI. Financial expenses	10 700	16 124	2 969	6 486
1. Interest payable	2 375	5 614	746	1 303
- of which to subsidiary and associated companies	0	0	0	0
2. Loss on disposal of investments	0	0	0	0
3. Reveluation of investments	0	0	282	282
4. Other financial expenses	8 325	10 510	1 941	4 901
XII. Gain (loss) on disposal of entire or partial stakes of sharesin subsidiary and associated companies	0	0	0	0
XIII. Profit (loss) on ordinary activities (IX+X-XI+/-XII)	45 609	38 684	57 440	45 196
XIV. Result of extraordinary itms (XIV.1. - XIV.2.)	0	5	7	7
1. Extraordinary gains	2	7	15	15
2. Extraordinary losses	2	2	8	8
XV. Write-down from goodwill of subsidiary companies	1 352	2 704	0	0
XVI. Write-down from negative goodwill of subsidiary companies	0	0	0	0
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)	44 257	35 985	57 447	45 203
XVIII. Corporate income tax	9 738	10 192	14 514	14 128
a) current portion	8 259	9 709	13 455	13 939
b) deferred portion	1 479	483	1 059	189
XIX. Other obligatory profit decreases (loss increases)	0	0	0	0
XX. Share in net profits (losses) of companies valued under the equity method	320	813	39	73
XXI. Minority shareholders' (profit) loss	- 1 216	- 140	- 1 141	21
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX+/-XXI)	33 623	26 466	41 831	31 169

Net profit (loss) (on annual basis)	41 897		58 095	
Weighted average number of ordinary shares	46 077 008		46 077 008	
Earning (loss) per ordinary share (in PLN) - basic	0,91		1,26	

Diluted weighted average number of ordinary shares	0		0	
Earning (loss) per ordinary share (in PLN) - diluted	0		0	

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	2nd quarter 2004 ended June 30, 2004	2 quarters 2004 ended June 30, 2004 cumulative	2nd quarter 2003 ended June 30, 2003	2 quarters 2003 ended June 30, 2003 cumulative
I. Shareholders' Equity at the beginning of period (opening balance)	1 206 871	1 213 854	1 177 023	1 187 363
a) changes in accepted accounting principles (polices)	0	0	0	0
b) corrections of material faults	0	0	0	0
I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data	1 206 871	1 213 854	1 177 023	1 187 363
1. Share capital at the beginning of period	92 154	92 154	92 154	92 154
1.1. Changes in share capital	0	0	0	0
a) additions, of which:	0	0	0	0
- issuance of shares	0	0	0	0
b) reductions, of which:	0	0	0	0
- retirement of shares	0	0	0	0
1.2. Share capital at the end of period	92 154	92 154	92 154	92 154
2. Not paid-up share capital at the beginning of period	0	0	0	0
2.1. Changes in not paid-up share capital	0	0	0	0
a) additions, of which:	0	0	0	0
b) reductions, of which:	0	0	0	0
2.2. Not paid-up share capital at the end of period	0	0	0	0
3. Own shares in treasury at the beginning of period	0	0	0	0
3.1. Changes in own shares in treasury	0	0	0	0
a) additions, of which:	0	0	0	0
b) reductions, of which:	0	0	0	0
3.2. Own shares in treasury at the end of period	0	0	0	0
4. Reserve capital at the beginning of period	745 368	744 937	725 801	724 005
4.1. Changes in reserve capital	29 156	29 587	16 522	18 318
a) additions, of which:	33 772	35 665	19 679	21 475
- additional paid-in capital from issuance of shares	0	0	0	0
- distribution of profit (by law)	4 460	4 460	0	0
- distribution of profit (in excess of value required by law)	28 800	28 800	19 307	19 307
- transfer from reserve capital as a result of revaluation	512	532	169	246
- sale of the right to perpetual usufruct of land	0	1 873	202	202
- consolidation adjustments	0	0	1	1 720
b) reductions, of which:	4 616	6 078	3 157	3 157
- coverage of loss	4 014	4 014	3 157	3 157
- consolidation adjustments	602	2 064	0	0
4.2. Reserve capital at the end of period	774 524	774 524	742 323	742 323
5. Revaluation capital at the beginning of period	268 177	268 197	269 970	270 047
5.1. Changes in revaluation capital	- 2 465	- 2 485	- 1 535	- 1 612
a) additions, of which:	0	0	506	506
- revaluation of value of the right to perpetual usufruct of land	0	0	506	506
b) reductions, of which:	2 465	2 485	2 041	2 118
- sale or disposal of tangible fixed assets	512	532	169	246
- reclassification of investments	0	0	1 872	1 872
- depreciation of fixed assets	1 953	1 953	0	0
5.2. Revaluation capital at the end of period	265 712	265 712	268 435	268 435
6. Other reserve capital at the beginning of period	63 197	65 070	0	0
6.1. Changes in other reserve capital	0	- 1 873	65 126	65 126
a) additions, of which:	0	0	65 328	65 328
- distribution of profit	0	0	65 328	65 328
b) reductions, of which:	0	1 873	202	202
- sale of the right to perpetual usufruct of land	0	1 873	202	202
6.2. Other reserve capital at the end of period	63 197	63 197	65 126	65 126
7. Foreign currency translation differences on the Company's divisions	- 161	- 161	0	0
8. Prior years' profit (loss) at the beginning of period	43 496	43 496	101 157	101 157
8.1. Prior years' profit at the beginning of period	48 388	48 388	104 314	104 314
a) changes in accepted accounting principles (polices)	0	0	0	0
b) corrections of material faults	0	0	0	0
8.2. Prior years' profit at the beginning of period,after restatement to comparative data	48 388	48 388	104 314	104 314
a) additions, of which:	2 951	2 951	0	0
- consolidation adjustments	2 951	2 951	0	0
b) reductions, of which:	47 967	47 967	102 176	102 176

- distribution of prior years' profit	47 967	47 967	100 302	100 302
- consolidation adjustments	0	0	1 874	1 874
8.3. Prior years' profit at the end of period	3 372	3 372	2 138	2 138
8.4. Prior years' loss at the beginning of period	4 892	4 892	3 157	3 157
a) changes in accepted accounting principles (polices)	0	0	0	0
b) corrections of material faults	0	0	0	0
8.5. Prior years' loss at the beginning of period, after restatement to comparative data	4 892	4 892	3 157	3 157
a) additions, of which:	9 176	2 019	10 662	0
- prior quarter's loss	7 157	0	10 662	0
- consolidation adjustments	2 019	2 019	0	0
b) reductions, of which:	11 170	4 013	13 819	3 157
- covered from reserve capital	4 013	4 013	3 157	3 157
- covered from net profit	7 157	0	10 662	0
8.6. Prior years' loss at the end of period	2 898	2 898	0	0
8.7. Prior years' profit (loss) at the end of period	474	474	2 138	2 138
9. Net profit (loss)	26 466	26 466	31 169	31 169
a) net profit	26 466	26 466	31 169	31 169
b) net loss	0	0	0	0
c) charges on the profit	0	0	0	0
II. Shareholders' Equity at the end of period (closing balance)	1 222 366	1 222 366	1 201 345	1 201 345
III. Shareholders' Equity adjusted by the proposed distribution of profit (coverage of loss)	0	0	0	0

CONSOLIDATED SATEMENT OF CASH FLOWS

	2nd quarter 2004 ended June 30, 2004	**2 quarters 2004 ended June 30, 2004 cumulative**	2nd quarter 2003 ended June 30, 2003	2 quarters 2003 ended June 30, 2003 cumulative
A. Cash flows from operating activities - direct method				
I. Cash provided by operating activities				
1. Sales revenues				
2. Other income from operating activities				
II. Cash used in operating activities				
1. Goods and services purchased				
2. Net salaries and wages				
3. Social and health security, other benefits				
4. Taxes and charges				
5. Other operating expenses				
III. Net cash flows from operating activities (I–II)				
A. Cash flows from operating activities -indirect method				
I. Net profit (loss)	33 623	26 466	41 831	31 169
II. Total adjustments	43 799	51 356	4 896	5 517
1. Minority shareholders' (profit) loss	1 216	140	1 141	- 21
2. Share in net (profits) losses of companies valued underthe equity method	- 320	- 813	- 39	- 73
3. Depreciation and amortisation	22 477	45 272	17 169	34 343
- write-downs from goodwill of subsidiary companies or negative goodwill of subsidiary companies	1 352	2 704	0	0
4. (Gain) loss on foreign exchange differences	- 10 292	- 13 415	- 171	64
5. Interest and dividends	1 587	2 221	- 203	308
6. (Gain) loss on investing activities	- 643	- 1 859	- 24 879	- 26 297
7. Change in provisions	913	3 180	- 3 279	1 973
8. Change in inventories	- 1 242	421	- 300	1 179
9. Change in receivables	- 12 294	- 25 866	- 18 580	- 25 152
10. Change in current liabilities (excluding loans and bank credits)	29 191	31 996	35 571	31 679
11. Change in deferred and accrued expenses	- 4 131	- 7 081	- 932	- 11 964
12.Other adjustments	17 337	17 160	- 602	- 522
III. Net cash flows from operating activities (I+/-II)	77 422	77 822	46 727	36 686
B. Cash flows from investing activities	0	0	0	0
I. Cash provided by investing activities	117 835	145 202	116 118	369 920
1. Disposal of intangible assets and tangible fixed assets	1 061	6 812	5 932	9 889
2. Disposal of investments in real-estate and intangible assets	0	0	0	0
3. From financial assets, of which:	106 602	108 151	22 016	22 016
a) in subsidiary and associated companies	- 1 540	1	0	0
- disposal of securities	0	0	0	0

- dividends and shares in profits	0	0	0	0
- long-term loans collected	0	0	0	0
- interest received	- 1 540	1	0	0
- other income from financial assets	0	0	0	0
b) in other companies	108 142	108 150	22 016	22 016
- disposal of securities	108 150	108 150	22 016	22 016
- dividends and shares in profits	0	0	0	0
- long-term loans collected	- 7	0	0	0
- interest received	- 1	0	0	0
- other income from financial assets	0	0	0	0
4. Other investing income	10 172	30 239	88 170	338 015
II. Cash used in investing activities	**- 165 303**	**- 208 188**	**- 131 957**	**- 459 049**
1. Purchases of intangible assets and tangible fixed assets	- 30 348	- 41 532	- 52 184	- 85 314
2. Purchases of investments in real-estate and intangible assets	0	0	0	0
3. For financial assets, of which:	- 133 387	- 134 887	0	0
a) in subsidiary and associated companies	- 25 509	- 26 753	0	0
- acquisition of securities	- 25 509	- 25 509	0	0
- long-term loans granted	0	- 1 244	0	0
b) in other companies	- 107 878	- 108 134	0	0
- acquisition of securities	- 108 134	- 108 134	0	0
- long-term loans granted	256	0	0	0
4. Dividends and other shares in profits paid to minority shareholders	0	0	0	0
5. Other investing expenses	- 1 568	- 31 769	- 79 773	- 373 735
III. Net cash flows from investing activities (I-II)	**- 47 468**	**- 62 986**	**- 15 839**	**- 89 129**
C. Cash flows from financing activities	**0**	**0**	**0**	**0**
I. Cash provided by financing activities	**7 735**	**23 156**	**25 692**	**42 385**
1. Issuance of shares and other capital securities and additional paid-in capital	0	0	0	0
2. Bank credits and loans contracted	5 025	18 030	23 249	37 978
3. Issuance of debt securities	0	0	0	0
4. Other financial income	2 710	5 126	2 443	4 407
II. Cash used in financing activities	**- 7 899**	**- 19 848**	**- 24 670**	**- 46 804**
1. Acquisition of own shares	0	0	0	0
2. Dividends and other payments to shareholders	0	0	0	0
3. Profit distribution expenses other than payments to shareholders	0	0	0	0
4. Payments of bank credits and loans	- 3 040	- 12 544	- 21 168	- 40 493
5. Redemption of debt securities	0	0	0	0
6. Payments of other financial liabilities	0	0	- 81	- 81
7. Finance lease commitments paid	- 37	- 73	- 161	- 161
8. Interest paid	- 1 763	- 1 934	- 982	- 2 027
9. Other financial expenses	- 3 059	- 5 297	- 2 278	- 4 042
III. Net cash flows from financing activities (I-II)	**- 164**	**3 308**	**1 022**	**- 4 419**
D. Total net cash flows (A.III+/-B.III+/-C.III)	**29 790**	**18 144**	**31 910**	**- 56 862**
E. Change in balance-sheet cash and cash equivalents	**29 790**	**18 144**	**31 910**	**- 56 862**
- of which change in cash and cash equivalents due to foreign exchange differences	0	0	0	0
F. Cash and cash equivalents - beginning of period	**38 832**	**50 478**	**51 813**	**140 585**
G. Cash and cash equivalents - end of period (F+/-D)	**68 622**	**68 622**	**83 723**	**83 723**
- of which those with restricted availability	0	0	0	0

K **COMMENTARY**

SIGNATURES

Signature(-s) of person(-s) representing the Company

Date	Name	Position	Signature

Notes to the consolidated report for the 2nd quarter of 2004

1. Background

1.1 This consolidated report sets out the balance sheet according to the accounting books as at June 30, 2004 and 2003, and as at March 31, 2004 and 2003, the profit and loss account, the cash flow statement and comparative data concerning the changes in shareholders' equity for the 2nd quarter and cumulatively for two quarters of 2004 and 2003.

1.2 The financial statements have been prepared on the assumption that the companies forming the Orbis Group further continue their business operations.

1.3 The consolidated report of the Orbis Group includes:
- integrated financial statements of all the organizational units of the Company Orbis S.A. that keep separate accounts,
- financial statements of Hekon - Hotele Ekonomiczne S.A. and consolidated financial statements of PBP Orbis Sp. z o.o. and consolidated financial statements of Orbis Transport Sp. z o.o., that have been fully consolidated,
- financial statements of Orbis Casino Sp. z o.o., accounted for by the equity method,
- financial statements of UAB Hekon – a subsidiary company of Hekon Hotele Ekonomiczne, that have been fully consolidated.

The companies listed below have not been consolidated:
- associated directly:
  - Wioska Turystyczna Wilkasy Sp. z o.o.,
  - P. H. "Majewicz" Sp. z o.o.,
  - Globis Poznań Sp. z o.o.,
  - Globis Wrocław Sp. z o.o.
  - Conbis Sp. z o.o.
- associated indirectly:
  - PKS Tarnobrzeg Sp. z o.o.

The financial statements of the above-mentioned companies as at June 30, 2004 have not been consolidated on the basis of Article 4.1 and Article 58.1.1 of the Accounting Act of September 29, 1994, as figures they have reported are not essential for the implementation of the obligation of a fair and clear presentation of the financial standing and property in possession of the Company as well as its financial results.

2. The accounting principles

The following accounting principles have been applied for the purpose of preparing the financial statements for the 2nd quarter of the year 2004:

2.1 Basis for preparation of the financial statements

The financial statements of the Orbis Group were prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

2.2 The principles of consolidation

The consolidated financial statements prepared as at June 30, 2004, include the financial statements of the joint-stock company Orbis S.A., the financial statements of Hekon-Hotele Ekonomiczne S.A., in which Orbis S.A. holds 100% of shares, the consolidated financial statements of a limited liability company Polskie Biuro Podróży Orbis Sp. z o.o., in which Orbis S.A. holds 70.41% of shares, the consolidated financial statements of a limited liability company Orbis Transport Sp. z o.o., in which Orbis S.A. holds 84.44% of shares, the financial statements of a limited liability company Orbis Casino Sp. z o.o., in which Orbis S.A. holds a stake of 33.33% as well as financial statements of UAB Hekon, in which Hekon Hotele Ekonomiczne (a subsidiary company of Orbis S.A.) holds a 100% stake.

Each share held by Orbis S.A. in PBP Orbis Sp. z o.o. and in Orbis Transport Sp. z o.o. represents one vote. However, in the case of voting on matters involving:

1. amendments to the company's Articles of Association, including alteration of the company's core business,
2. merger of companies,
3. winding-up of a company,
4. sale of the company's business,

as well as in the instances of voting upon the company's transformation, Orbis S.A. is entitled to cast two votes per each share held.
Orbis S.A. does not hold any preference shares in Hekon S.A.

On the basis of Article 4 section 4 and Article 58 section 1 point 1) of the Accounting Act, Orbis S.A. adopted as its accounting principle (policy), that subsidiaries and semi-subsidiaries will be consolidated, if their contribution to the balance sheet total or net sales of goods, products and income from financial operations of the controlling (dominant) entity exceeds 3%. Affiliates whose contribution to the balance sheet total or net sales of goods, products and income from financial operations of the controlling (dominant) entity exceeds 5% will be accounted for by the equity method in the consolidated financial statements. The total share of units excluded from consolidation in the balance sheet total or net sales of goods, products and income from financial operations of the controlling (dominant) entity may not exceed 10%. At the same time, units which fulfill the above criteria of elimination from consolidation might be included in the consolidated financial statements if they are essential for other reasons.
Orbis S.A. subsidiaries adopted similar accounting principles in this respect as regards the companies constituting their groups.

By virtue of decision of the Management Board, Hekon Hotele Ekonomiczne S.A. does not prepare the consolidated financial statements. Orbis S.A. consolidates the company UAB Hekon on the basis of Art. 56 section 2 of the Accounting Act.

2.3 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost or cost of manufacture less cumulative depreciation write-offs calculated according to the rates reflecting the period of their usable life and less write-offs for a permanent loss in value.

2.4 Tangible fixed assets and depreciation

Fixed assets are valued as at the date of their entry into accounting books at acquisition cost or at cost of manufacture. Fixed assets obtained gratuitously are valued at the net selling price of the same or a similar component of fixed assets.

As at the balance sheet day, fixed assets are valued at acquisition cost or cost of manufacture or at re-assessed value (following revaluation of fixed assets) less accrued depreciation write-offs, including write-offs for a permanent loss in value.

Fixed assets were revalued from time to time in the past according to their market value or indices announced by the President of the Central Statistical Office. The result of fixed assets revaluation is appropriated directly to the Company's reserves. The last revaluation of the fixed assets was performed as at January 1, 1995.

Work in progress is appraised at the acquisition price or cost of manufacture, taking into account the cost of servicing liabilities taken for the purposes of financing work in progress and related exchange rate differences minus income derived therefrom. In case of a permanent loss in value of a fixed asset under construction, its value is re-estimated so that it equals the net selling price or, in the absence of the net selling price, the fair value of the fixed asset determined otherwise.

Titles to the perpetual usufruct of land reported for the first time in the balance sheet, due to the fact that the land has been gratuitously acquired from the local administrative authorities, have been recorded at prices stated in the decisions of the local administrative authorities, issued at the time of hand-over of these titles, that constitute the basis for the calculation of an initial fee for the use of this land. The value of the title to perpetual usufruct is not depreciated.

The housing cooperative member's title to buildings and premises has been reported at acquisition price.

2.5 Depreciation

A rate of depreciation reflecting the period of economic life of a given assets component is determined as at the date of acquisition of a component of intangible fixed assets and fixed assets.

The period of economic life of a component of fixed assets serves as the basis for the establishment of a period and annual rate of depreciation of intangible fixed assets as well as the period, the annual rate and method of depreciation of fixed assets.

Depreciation write-offs and the final write-offs are made, starting from the first day of the month following the month in which a given asset was accepted for use, until the end of the month in which the value of depreciation write-off became equal to its initial value or in which an asset was designed for liquidation, sold or its shortage was reported.

2.6 Long-term investments

Long-term investments comprise assets kept by companies for the purposes of generating economic benefit, among others real property, long-term financial assets (participations, shares in other companies and long-term securities), intangibles as well as works of art. As at the acquisition date they are reported according to the price of acquisition or price of purchase, if the costs of concluding and settling the transaction are insignificant.

As at the balance sheet day they are valued at the market value determined on the basis of a valuation performed by real property expert, except for works of art, the value of which is specified in specialist catalogues.

The titles to perpetual usufruct of land reported for the first time in the balance sheet and classified as long-term investments have been recorded in the accounts at prices stated in the first decisions of the local administrative authorities that constitute the basis for calculating initial fees for the use of these plots of land and have been valued at market prices as at the balance sheet date.

2.7 Interest in subsidiaries and affiliates

Interest in subsidiaries and affiliates classified as fixed assets have been valued at acquisition cost less write-offs for a permanent loss in value.

2.8 Short-term investments

Short-term investments in non-financial assets are reported at the date of their acquisition at acquisition cost or purchase price if the costs of concluding and settling the transaction are insignificant. As at the balance sheet date, they are valued at the acquisition cost or market value (fair value), whichever is lower, while short-term investments for which no active market can be found are appraised according to their fair value determined otherwise.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as short-term investments have been recorded at prices stated in the first decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of this land.

2.9 Derivatives

Derivatives are reported when Companies become a party to a binding contract.
As at the balance date derivatives are appraised at their fair value. Derivatives with fair value exceeding "zero" are treated as financial assets, while derivatives with negative fair value are reported as financial liabilities.
Profit or loss derived from derivatives is reported in financial income or expenses, accordingly, and in the cash flow statement as a flow from operating activities.

2.9.1 Derivatives incorporated in contracts

Derivatives incorporated in contracts are based on contractual stipulations contained in executed agreements, by virtue of which a part or all cash flows derived from a given contract change in a manner similar to that that would have been caused by standalone derivatives. They form part of the so-called basic contracts. Derivative instruments incorporated in lease contracts made in a currency typical for such transactions (US$) are not recognized.

2.10 Creditors and debtors

Amounts due to creditors and from debtors, save for those resulting from financial instruments, are valued, as at the date of their entry into accounting books, at their nominal value, with due adherence to the principle of prudence. Amounts due to creditors and from debtors are reported at the actual value due to be paid by debtors or to creditors.

Transactions in foreign currencies are reported according to the average rate of exchange of the given currency as at the date of transaction determined by the National Bank of Poland (NBP), unless other exchange rate was specified in a customs declaration or other document binding upon a given entity. As at the date of preparation of the financial statements, all amounts due from debtors and due to creditors denominated in foreign currencies are appraised (converted) according to the average daily foreign currency exchange rate of the National Bank of Poland applicable as at the last day of the reporting period.

The amounts due from debtors are revalued considering the degree of probability that the debt is collectible by way of a revaluation write-off to reduce the value of debtors. Revaluation write-offs are made for:

- amounts due from debtors that have been put into liquidation or bankruptcy,
- amounts due from debtors involved in composite agreement proceedings with creditors or in conciliatory proceedings,
- debts questioned by debtors (litigious),
- amounts due from debtors involved in remedial proceedings,
- amounts under litigation,

up to 100% of the amount due.

Furthermore, the following general write-offs are made to revalue the amounts due from debtors that have been:

- overdue for 6 – 9 months – up to 50% of the amount due
- overdue for 9 – 12 months – up to 80% of the amount due
- overdue for over 12 months – up to 100% of the amount due

2.11 Stocks

Tangible current assets are appraised at the average weighted acquisition cost at the date of their acquisition. The acquisition cost (cost of transport, storage, etc.) of raw materials, semi-products, packing and goods is posted to costs in its entirety at the moment of payment. The weighted average of the acquisition cost is applied for the purposes of valuation of outgoing raw materials, semi-products and packing.

During the reporting period, products in hotel shops are valued at their inventory price determined at the level of a retail price comprising the purchase price, the trade margin and the output VAT. As at the balance date, the value of stocks is adjusted to take into account the VAT and the deflections from the trade margin, hence as a result the value of goods reaches the purchase price.

Tangible current assets are reported at the purchase price or net selling price, whichever is lower.

If an event that permanently reduces the value of stocks occurs during the financial year, revaluation write-offs are made.

2.12 Cash and cash equivalents

As at the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the average exchange rate of the National Bank of Poland, except for cash in the exchange office, that is valued at purchase price, not exceeding the average exchange rate of the National Bank of Poland fixed for that day.

2.13 Deferred expenses and prepayments

As at the balance day, deferred expenses are reported according to the initial value less write-offs that had been posted to expenses by the balance sheet day. Prepayments are reported, as at the balance sheet day, at their initial value less write-offs, made prior to the balance sheet day, reflecting the deletion of prepayments item that would either generate income or be posted to capital.

Prepayments are reported according to the principle of prudence and include in particular the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash received to finance the acquisition or manufacturing of fixed assets, equivalent of fixed assets under construction acquired gratuitously, fixed assets and intangibles and a negative goodwill.

Deferred expenses are accounted according to the value of contingent liabilities relating to the given reporting period, resulting in particular from services provided by business partners.

2.14 Deferred income tax

Deferred income tax assets are determined as being equal to the amount estimated to be deducted from the income tax in the future as a result of temporary differences in minus, which would in the future reduce the taxation base, as well as the value of a tax loss that may be deducted in the future, calculated according to the principle of prudence.

The main factors that affect the occurrence of negative temporary differences are as follows:

- applying tax depreciation rate which is lower than the rate applied for accounting purposes,
- accrued but unpaid interest on loans, under executed contracts,
- accrued unrealized negative foreign exchange differences,
- set up provisions for anticipated liabilities and losses, including cost-related provisions, which are certain to generate a tax cost at the time of their use,
- assets revaluation write-offs that have already been made, but in the future would reduce the taxation base.

Provision for deferred income tax is set up in the amount of the income tax to be due in the future in connection with the occurrence of positive foreign exchange differences, i.e. differences that would bring about an increase in the taxation base in the future.

The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,

- reporting income from unpaid interest on loans granted or other financial assets,
- accrued unrealized positive foreign exchange differences,
- assets revaluation up to the fair value exceeding their acquisition value.

The amount of a provision and assets for the deferred income tax is determined, as at the balance sheet date, in consideration of income tax rates applicable in the year in which the tax liability originated, as a product of the sum of temporary differences (positive and negative, accordingly) and the income tax rate applicable in the year in which the tax liability originated.

Deferred tax on income and expenses posted directly to shareholders' equity is also posted to that equity.

2.15 Equity

Equity and other assets and liabilities are assessed at their nominal value.

The initial capital of Orbis Group comprises the initial capital of Orbis S.A. that is reported according to the amount specified in an agreement or Statute and entered in the court register. The initial capital must be valued at least as often as any change in its nominal value occurs.

Supplementary capital comprises annual write-offs of at least 8% of net profit until such time as its value reaches at least 1/3 of the initial capital.

Reserve capital is created, independently of supplementary capital, from net profit up to the amount determined by the General Assembly of Shareholders.

Revaluation reserve is set up as at the day of:

- fixed assets revaluation performed in the Company pursuant to separate provisions of the law;
- valuation of long-term investments in financial and non-financial assets over and above their initial value (valuation at fair value);
- reporting of a surplus of a nominal value of taken up shares/interest over the value of property contributed in return;
- reporting of the amount of the deferred income tax settled with the revaluation reserve;

Additionally, the revaluation reserve is created (or increased) as a result of the posting of effects of financial instruments.

Other reserves are created in the amount equivalent to the value of titles to the perpetual usufruct of land granted to the Companies of the Orbis Group by virtue of decisions of the administrative authorities and entered for the first time in the balance sheet as assets at prices stated in the first decisions of the local administrative authorities that constitute the basis for calculating the initial fees for the use of this land. The value of the reserves may not be reclassified as supplementary capital, except when the titles to the perpetual usufruct of land are sold.

2.16 Provisions

Provisions are set up for contingent liabilities that are certain or highly likely to arise and the amount of which can be reliably assessed.
Provisions for liabilities are created and classified depending on the reason for their creation in the following groups:

- provisions for current and deferred income tax;
- provisions for liabilities, particularly for retirement severance pays and jubilee awards, losses incurred in the course of on-going business transactions, including those under guarantees given, sureties, loan operations, and results of pending court proceedings;
- restructuring provisions.

Provisions are created in a justified and reasonably assessed amounts as at the date of the occurrence of an event making it necessary for such a provision to be set up, not later however than at the end of the reporting period. As at the balance sheet date, the balance of provisions is verified and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable assessment of its value.

2.17 Principles of determining financial result

In the Orbis Group, the net income is an outcome of:

a) operating income:
  - income (loss) from basic operating activities,
  - income (loss) from other operating activities,

b) income from financial operations,

c) extraordinary items,

d) obligatory charges on income in the form of the income tax paid by the Companies forming the Orbis Group and equivalent payments due by virtue of separate regulations, broken down into:
  - current income tax resulting from the taxation base;
  - deferred income tax representing a change of the balance of assets and reserves for the deferred income tax.

The income on the basic operating activities constitutes a difference between income and expenses generated and incurred in relation to the basic operating activities of the Companies. Sales of services are valued according to services rendered.

The income on other operating activities constitutes a difference between income and expenses directly relating to operating activities of the company. Other operating income and expenses embrace the following:

- income and expenses being a result of ongoing events that took place in the course of the reporting period,
- income and expenses being a result of alterations in estimates made at the valuation of assets and liabilities other than financial liabilities,
- income derived from profits generated in the preceding years being posted forward.

The income on financial operations constitutes a difference between financial income and financial expenses comprising the following groups:

– income from interest, dividends and other benefits resulting from keeping financial assets;
– costs of discount and interest on financial liabilities,

- income in the form of interest on trade debtors and other receivables not treated as financial assets and costs of interest on trade creditors and other liabilities not posted to financial liabilities,
- income and expenses of foreign exchange differences,
- income from the reinstatement of the value of financial assets up to the amount of write-off for loss in value previously posted to financial expenses,
- costs of estimates and changes thereof at the time of valuation of assets and financial liabilities,
- income relating to the increase in the value of short-term financial assets over their initial value up to their market price value,
- income from the sale of investments, as divided into income from the sale of investments in financial and non-financial assets and costs of sale of financial assets,
- costs of current transactions connected with financial operations.

The income on extraordinary items is a difference between profits and losses that occurred as a result of events that are difficult to be foreseen, not connected with the operating activities of an entity and not related to the general risk of conducting operations. It applies particularly to catastrophes, fires, floods and other misfortunes. The income on extraordinary operations includes profits or losses generated in the current period that occurred as a result of Acts of God.

Current income tax, charged to the financial income of the reporting period, is determined according to the amount of income tax due, as shown on the tax return for the current reporting period, net of the amount of the current income tax for past years if it is classified as a basic (fundamental) error which is reported in equity as an adjustment of profit/loss from past years.

Deferred income tax charged to the financial income of the reporting period constitutes a change in the balance of assets and provisions for deferred income tax being the result of events reported in the financial income covering that period.

3. Analysis of figures reported in the balance sheet

As at the end of the 2nd quarter of 2004, the balance sheet total remained at the level reported at the end of the preceding quarter, but differed quite significantly from the balance disclosed at the end of the comparative period of past year. The 18.8% difference is, first and foremost, attributable to consolidation of the company Hekon Hotele Ekonomiczne S.A. in the 4th quarter of 2003. The most significant impact on balance sheet items and results generated by the Orbis Group was exerted by the controlling company. Assets of consolidated subsidiary companies accounted merely for 23.1% of assets of all companies consolidated in the 2nd quarter of 2004. Sales of finished products, goods and raw materials generated by Orbis S.A. contributed a 62.3% share in income of the above mentioned companies.

3.1 Assets

The structure of Group's assets is traditionally dominated by fixed assets (88.2% of total assets), with the prevailing share contributed by the tangible fixed assets of the

controlling company – hotel buildings, land as well as titles to perpetual usufruct of land. As a result, tangible fixed assets contributed a 90.8% share in fixed assets and 80.1% in total assets.

As at the end of the 2nd quarter of 2004, fixed assets were by 26.4% higher than as at the end of the corresponding period of past year, and remained at the level reported at the end of the preceding quarter.

This was predominantly affected by the aforementioned consolidation, at the end of 2003, of the company Hekon – Hotele Ekonomiczne S.A., acquired at the end of October 2003.

As at the end of the 2nd quarter of 2004, long-term investments increased by 34.7% as compared to the end of the corresponding period of 2003. This results predominantly from the taking up of 100% stake in a newly established company PKS Tarnobrzeg Sp. z o.o., not consolidated in the 2nd quarter of 2004, by Orbis S.A., and from a difference in valuation of an associated company Orbis Casino Sp. z o.o.. At the same time, a 40.9% decline was reported in long-term investments as compared to the end of the preceding quarter of 2004, resulting from consolidation of the company UAB Hekon and the ensuing exclusion of its shares from the consolidated balance sheet by means of a consolidation adjustment.

In current assets, a dominant role is played by short-term debtors (45.2% share in current assets), followed by short-term investments (38.5%).

As at the end of the 2nd quarter of 2004, current assets were by 23.9% higher than at the end of the preceding quarter.

This is predominantly attributable to an increase in cash and cash equivalents by 76.7% as compared to the 1st quarter of 2004. At the same time, in the course of the quarter, short-term deferred expenses grew by 45.0%, mainly as a result of posting higher operating expenses to be settled over future periods, like costs of remunerations.

short-term debtors rose by 14.6% as compared to the 1st quarter of 2004 and reached the close nearing that reported in the corresponding period of past year. The dominant item is trade debtors; and all the companies forming the Group execute the prevailing part of their transactions with non-affiliated companies.

At the same time current assets were by 18.3% lower as compared to the 2nd quarter of 2003, chiefly as a result of a drop in short-term financial assets due to a sale of marketable securities.

3.2 Liabilities

The shareholders' equity of the Orbis Group comprises the initial capital of the controlling company, the supplementary capital, the revaluation reserve, other reserve capitals, past years' profits brought forward and the net profit. The ratio of shareholders' equity to total liabilities fluctuates slightly and, in the 2nd quarter of 2004, accounted for 67.0% of the Group's total liabilities. The initial capital accounted for 7.5% of the shareholders' equity, the supplementary capital for 63.4% and the revaluation reserve

for 21.7%, while other reserve capitals for 5.2%.

Changes within the capitals resulted predominantly from changes within the shareholders' equity in connection with the sale of fixed assets (including titles to perpetual usufruct of land), covering of past years' losses and distribution of profit for 2003 that has been appropriated to supplementary capital and dividends.

Creditors and provisions account for 32.4% of liabilities. Long-term creditors represented 57.1% of that item, short-term creditors 23,5% while provisions for future liabilities 14.3%. Accruals and deferred income account for 5.0% of creditors and provisions for future liabilities and mainly comprise short-term deferred operating income and accruals.

At the end of the 2nd quarter of 2004, provisions for future liabilities rose insignificantly by approx. 2.5% as compared to the figure reported in the 2nd quarter of past year and, at the time, went up by 2.0% as compared to the 1st quarter of 2004.

As compared to the past year, the provision for deferred income tax decreased in connection with a change, at the turn of the year, in the rate of the corporate income tax projected for future years. At the same time, the level of other short-term provisions increased four times, which is chiefly a result of a provision set up by Orbis S.A. for potential future legal obligations related to pending litigation related to the establishment of ownership title to the building housing Europejski Hotel. In the current quarter of the year, growth in the level of provisions is, first and foremost, attributable to a provision for liabilities towards employees of Europejski Hotel that Orbis S.A. set up in connection with pending litigation concerning ownership title to the building.

As compared to the end of the 2nd quarter of past year, a major change was noted in long-term creditors. Long-term creditors grew more than four times, mainly as a result of a long-term credit granted to Orbis S.A. in 2003 by a banks' consortium for the purchase of shares in Hekon Hotele Ekonomiczne S.A.

Short-term creditors remained at the level reported at the end of the 1st quarter of 2004 and, at the same time, no change occurred in that item as compared to the corresponding period of the preceding year.

4. Analysis of information contained in the financial statement – comparative changes in equity

In the 2nd quarter of 2004, no changes occurred in the initial capital of the Group.

As compared to the end of the 2nd quarter of 2003, the supplementary capital went up by 4.3%, and the growth is predominantly due to changes within the shareholders' equity related to the distribution of profit generated by Orbis S.A. in 2003 and covering past years' losses with supplementary capital as well as from reclassification of insignificant amounts from reserve capitals in connection with the sale of fixed assets (including titles to perpetual usufruct).

In the current period, the revaluation reserve went down by approx. 1.0% as compared to the corresponding period of past year and a similar increase was reported as compared to the end of the 1st quarter of 2004. Changes in the revaluation reserve resulted from

the fact that part of revaluation write-off for threatened perpetual loss in value of the building of Hotel Europejski, to reflect the revaluation made by the authorities as at the year 1995 was posted to the revaluation reserve, and from the sale of fixed assets.

Minor negative changes in other reserve capitals as compared to the 2nd quarter of 2003 (nearly 3%) result from the sale of titles to perpetual usufruct of land granted to Orbis S.A. by virtue of administrative decisions and posting their value to the supplementary capital. No changes were reported as regards the balance of these capitals in the 2nd quarter of 2004 in comparison to the end of the preceding quarter. Consequently, at the end of the reporting period, they totaled PLN 63,197 thousand.

As at the end of the 1st quarter of 2004, the past years' result closed with an amount of PLN 45,132 thousand and comprised, apart from consolidation adjustments, undistributed profit for the year 2003 amounting to PLN 48,388 thousand as well a loss in the amount of PLN 4,892 that occurred predominantly in the preceding year as a result of correction of a basic error of PLN 3,383 thousand, made in the 4th quarter of 2003, that related to the settlement of exchange rate differences on a credit facility of EUR 10 million taken in the preceding years for the purposes of financing modernization works in hotel buildings. In the 2nd quarter of 2004, the General Assembly of Shareholders of Orbis S.A. distributed the profit for 2003 and allocated the amount of PLN 28,800 thousand to supplementary capital and the amount of PLN 15,666 for the payment of dividend to shareholders. Also, the General Assembly of Shareholders of Hekon Hotele Ekonomiczne S.A. distributed the profit for 2003 and allocated PLN 959 thousand to supplementary capital and PLN 11,027 for the payment of dividend.

As at the end of the 2nd quarter of 2004, shareholders' equity amounted to PLN 1,222,366 thousand.

5. Analysis of information contained in the financial statements – the cash flow statement

The cash flow statement of the Group is prepared by an indirect method. Total flows in the Group are most significantly affected by results of the controlling company.

After the 2nd quarter of 2004, net cash flows from operating activities closed with a positive value, reaching a level by 65.7% higher than in the corresponding period of the past year. This is attributable to a decidedly better net result generated in that period.

Similarly to the preceding periods, the basic "expenses" item affecting the Company's financial income is depreciation. This item grew by 30.9% as compared to the two quarters of 2003 cumulatively. The growth is attributable to an increase in tangible fixed assets and intangible assets in the entire Group.

The next, in terms of absolute values, item is the adjustment for changes in creditors. Most significant influence on presented data was exerted by cash flow statement of PBK Orbis Sp. z o.o. (78%) owing to specific features and seasonal nature of its operations. This company has also contributed most to the presented change in debtors (48.6%). For two quarters in aggregate, changes in creditors and debtors remain at the level reported last year.

A remarkable growth, as compared to the corresponding period of the past year, in the adjustment related to exchange rate differences was attributable mainly to the posting of non-realized exchange rate differences on the foreign currency credit facility taken by Orbis S.A. for the purchase of Hekon Hotele Ekonomiczne S.A. shares. On the other hand, a major adjustment in the "Other" item includes predominantly valuation of a financial instrument purchased by Orbis S.A. in the 2nd quarter of 2004 and write-offs made to revalue tangible fixed assets.

In the 2nd quarter of 2004, the investment activities of the Orbis Group were dominated by capital expenditure incurred in connection with the purchase of short-term tradable securities. A major role is also played by an amount spent to purchase fixed assets, especially by Orbis S.A. and Orbis Transport. In the latter company, especially, capital expenditure account for 54.3% of the presented amount, and this is due to the purchase of eight coaches and a few cars for the purposes of leasing activity in response to increased demand related to the accession to the European Union and expected changes in VAT regulations. Another significant item is the amount of PLN 24,222 thousand, paid by Orbis S.A. before the due date, that related to the settlement of transaction of purchase of Hekon Hotele Ekonomiczne S.A. Consequently, flows from investment activities closed with a negative balance.

As regards financial activities, the Group reported minor positive net cash flows. In the presented period covering two quarters of 2004, the Group generated income on financial liabilities taken by Orbis Transport Sp. z o.o. and PBP Orbis Sp. z o.o. The expenditures side was dominated by the repayment of loans and credits and related interest as well as payment of installments under financial lease contracts entered into by PBP Orbis.

6. Performance of the Orbis Group

6.1 The overall result of the Orbis Group can be broken down as follows:

1. Performance of consolidated companies, i.e.:

Orbis S.A.	profit of PLN	35,312 thousand
Hekon S.A.	profit of PLN	9,649 thousand
PBP Sp. z o.o.	loss of PLN	-2,313 thousand
Orbis Transport Sp. z o.o.	profit of PLN	5,460 thousand
UAB Hekon	loss of PLN	- 3,166 thousand
Total profit	**PLN**	**44,992 thousand**

2. and the following adjustments:

- share of minority shareholders in the loss of PBP	PLN	683 thousand
- share of minority shareholders in the profit of Orbis Transport	PLN	- 850 thousand
- share in the profit of Orbis Casino Sp. z o.o.	PLN	813 thousand
- consolidation adjustments	PLN	- 19,172 thousand

Total adjustments	**PLN**	**- 18,526 thousand**
Total as at June 30, 2004	**PLN**	**- 26,466 thousand**

6.2. In the 2nd quarter of 2004, net sales generated by Orbis S.A. amounted to PLN 168,821 thousand, i.e. were by 5.5% higher than in the 2nd quarter of 2003. The occupancy rate in hotels equaled 52.8% and was by 2.7% higher than in the 2nd quarter of 2003. Orbis S.A. hotels reported Average Daily Rate (ADR) of PLN 202.2, i.e. lower by 5.1% than in the 2nd quarter of 2003. In the 2nd quarter of 2004, the Revenue per Available Room (RevPAR) equaled PLN 106.8, and remained at the level reported in the corresponding period of the preceding year. The number of rooms sold in Orbis SA hotels in the 2nd quarter of 2004 totaled 480,152, i.e. by 8.8% more as compared to the 2nd quarter of past year, with the operating capacity of 909,583 rooms (9,995 available rooms), i.e. by 3.4% higher than in the 2nd quarter of 2003.

In the 1st half of 2004, net sales generated by Orbis S.A. amounted to PLN 285,532 thousand and exceeded the sales reported in the 1st half of 2003 by 5.2% (PLN 271,456 thousand). In that period, the occupancy rate in hotels stood at 42.9% and was by 2.4% higher as compared to the corresponding period of 2003. In the 1st half of 2004, the Average Daily Rate (ADR) equaled PLN 206.4, i.e. lower by 4.1% than in the 1st half of 2003. In the 1st half of 2004, the Revenue per Available Room (RevPAR) equaled PLN 88.6 and was by 1.6% higher than in the corresponding period of 2003. The number of rooms sold in Orbis SA hotels in that period totaled 776,453, i.e. by 9.4% more as compared to the 1st half of 2003. In the 1st half of 2004, the operating capacity was by 3.2% higher as compared to the 1st half of 2003 and stood at 1,809,726 rooms (9,943 available rooms).

Increased room sales as compared to the 2nd quarter of 2003 is first and foremost attributable to economic growth in Poland, gradual overcoming of economic slowdown in the EU states as well as with a relatively stable geopolitical situation. The reported decline in the Average Daily Rate (ADR) is predominantly a result of fierce competition in terms of prices, which was only partly set off by a favorable EUR/PLN exchange rate in the 2nd quarter of 2004. Despite the absence of a considerable growth in the number of new hotels, those that opened in the preceding quarters commenced to reach better operating capacity and to take over part of business and tourist traffic. Increased international tourist traffic is to a certain extent affected by cheap airline carriers that regularly increase the number of destinations they serve and introduce various solutions facilitating access to their services.

In June 2004, the sales of services on offer in Orbis SA were supported by the OrbisOnLine IT system. The main objective of the system is to facilitate access to hotel services offered by Orbis SA hotels to potential clients.

The rate of GDP growth in Poland in the 2nd quarter of 2004, assessed by the Ministry of Finance at 6% is reflected in increased, as compared to the 2nd quarter of 2003, sales of rooms both to business clients (+11.7%) and to tourists (+5.8%).
In the 1st half of 2004, sales of hotel services to business clients went up by 11.4% and to tourists – by 6.6% as compared to the corresponding period of past year. The share

contributed by business clients to the number of rooms sold in the 2nd quarter of 2004 totaled 53% and went up by 1.3% as compared to the 2nd quarter of 2003 (2nd quarter of 2003 – 51.7%). And, therefore, the share of tourists in the number of rooms sold decreased by 1.3% and reached the level of 47%. In the 1st half of 2004, the share contributed by business clients grew by 1.1% up to the level of 58.7%, and the share contributed by tourists declined by 1.1%, down to 41.3%.
In the 2nd quarter of 2004, the Average Daily Rate in the business segment stood at PLN 235.3 and fell by 7.8% as compared with the 2nd quarter of past year. In the 1st half of 2003, the Average Daily Rate in the business segment equaled PLN 236.2 and was by 4.8% lower than the Average Daily Rate in the 1st half of 2003.

In the 2nd quarter of 2004, sales of rooms in the tourist segment grew by 5.8% as compared to the 2nd quarter of 2003. In the 1st half of 2004, sales of hotel services to tourists went up by 6.6%. This increase is attributable to activities aimed at the creation, in foreign countries, of Poland's image of an interesting tourist destination, and to significant involvement of tourist organizations in the promotion of domestic tourism amongst Poles. It should be highlighted that Poland's accession to the European Union in May 2004 favorably impacted the way Poland is perceived abroad as well as facilitated the procedure for crossing the border. The intensity of international tourism and number of tourists visiting Poland were also influenced by a relative global geopolitical stabilization.

The Average Daily Rate (ADR) in the tourist segment stood at PLN 164.6 in the 2nd quarter of 2004, i.e. by 1.9% lower as compared to the 2nd quarter of 2003. In the 1st half of 2004, the Average Daily Rate was at the level of PLN 164.1, reflecting a decline by 4% as compared to the 1st half of 2003 (PLN 170.9).

In the 2nd quarter of 2004, Poles accounted for 32.4% of guests visiting Orbis S.A. hotels and the share they contributed went up by 2.4% as compared to the 2nd quarter of 2003, in the circumstances marked by a growth in sales of rooms by 17.6% (155,610 rooms) as compared to the 2nd quarter of 2003. In the 2nd quarter of 2004, the share of foreigners in the number of rooms sold equaled 67.6% and fell by 2.4% as compared with corresponding period of past year. A drop in the shares was accompanied by a 5.1% growth in the number of sold rooms (324,542 rooms) as compared to the 2nd quarter of 2003. In the 2nd quarter of 2004, Germans as usual represented the most numerous group contributing a 26.4%% share to the total number of rooms sold; their share was slightly lower than in the 2nd quarter of 2003 (27.5%). Despite a drop in the share Germans contributed, the number of rooms sold to guests from Germany went up by 4.8% as compared to the 2nd quarter of past year and reached the level of 126,993 rooms. In the 2nd quarter of 2004, Scandinavians constituted the second largest group contributing a 6.1% share of all the guests in Orbis S.A. hotels, i.e. by 1% less than in the past year. The number of rooms sold to Scandinavian guests decreased by 7% (29,066 rooms) as compared to the 2nd quarter of 2003, which is partly attributable to the closing of a ferry connection from Copenhagen to Gdańsk. The subsequent groups, significant from the point of view of the share contributed to the number of rooms sold, included guests from: USA and Canada (5.4%), Italy (3.7%), Great Britain (3.4%) and Israel (2.9%).

In the 1st half of 2004, Poles accounted for 39.1% of all guests visiting Orbis S.A. hotels and the share they contributed went up by 1.6% as compared to the 1st half of 2003. The number of rooms sold to Poles over that period went up by 14% as compared to the year 2003, reaching the level of 303,366 rooms. In the 1st half of 2004, the share of foreigners in the number of rooms sold decreased from 62.5% in the 1st half of 2003 to 60.9% in the 1st half of 2004. Despite a drop in the contributed share, the number of rooms sold to foreign guests in the 1st half of 2004 grew by 6.6% to attain 473,087 (443,822 in 2003). In the 1st half of 2004, the share contributed by guests from Germany to the total number of rooms sold stood at 21.2% and was by 0.4% lower as compared to the corresponding period of the preceding year. On the other hand, the number of rooms sold to guests from Germany increased by 7.3% and reached 164,372 (153,177 in 2003). Scandinavians constituted the second largest group of guests of Orbis S.A. hotels and in the 1st half of 2004 contributed a 5.8% share (6.4% in the 1st half of 2003). The subsequent groups, significant from the point of view of the share contributed to the number of rooms sold, included guests from: USA and Canada (4.3%), Italy (3.8%), Israel (3.6%) and Great Britain (3.3%).

The program of employment restructuring and streamlining resulted in the attainment of employment per room coefficient in the 1st half of 2004 at the level of 0.48. A year ago this coefficient stood at 0.55. In the 2nd quarter of 2004, the coefficient equaled 0.47 (0.54 in the 2nd quarter of 2003).
In the 1st half of 2004, the average employment in the Company totaled 5,088 posts (4822 posts in hotels) and was by 12.4% lower (-13.2% decline in hotels) than in the corresponding period of the preceding year. In the 2nd quarter of 2004, average employment in the Company stood at 4,985 posts (4,721 posts in hotels) and was by 12.7% (-13.6% decline in hotels) as compared to the 2nd quarter of 2003. The average salary for the first six months of the year amounted to PLN 2,789 and increased by 8.9% as compared to the first six months of 2003. Significant growth in salaries is attributable to the payment of the 13th salary in the 1st half of 2004.

The share of net sales of finished products, goods for resale and raw materials in total income amounted to 86.4% in the 2nd quarter of 2004 and to 85% in the 2nd quarter of 2003, while the share of costs of products sold, including costs of sales and general overheads, in total expenses totaled 88% and 93.5% in the 2nd quarter of 2003. These figures are similar, if calculated on a cumulative basis.

In the 2nd quarter of 2004, the net sales of finished products, goods for resale and raw materials are higher by 5.4% than sales generated in the corresponding period of time in 2003, whilst the incurred costs of finished products, goods for resale and raw materials were reported at a comparable level. Costs of general overheads and costs of sales grew by 4.7%% and 9.6%, accordingly.

Consequently, in the 2nd quarter of 2004, the Company generated a profit on sales amounting to PLN 36,840 thousand, which translates into a profit of PLN 32,549 thousand on a cumulative basis for the two quarters. This is by 20% more than in the 2nd quarter of past year and by as much as 54.1% more, if results for the two quarters are compared on a cumulative basis.

After the two quarters, other operating income grew by 74.7% as compared to the figure reported as at the end of June 2003 and this is predominantly a result of disposal of non-financial fixed assets, chiefly in the 1st quarter of 2004. Operating income is slightly lower (14.5%), if the two quarters of comparable periods are compared.

In the same period (two quarters), other operating expenses grew by 19.2% as compared with the corresponding period of preceding year. This is predominantly attributable to the revaluation of assets performed by the Company, including a write-off for a permanent loss in value of the building of Hotel Europejski in the amount of PLN 1,926 thousand due to pending litigation, and a write-off for the value of draft technical documentation of Grand Hotel in Sopot in the amount of PLN 2,016 thousand, that will not be used when the hotel is being upgraded. At the same time, the Company set up a provision for costs of employment restructuring in Hotel Europejski in the amount equivalent to 50% of anticipated costs, i.e. PLN 2,025 thousand.

In the 2nd quarter of 2004, the Company generated financial income amounting to PLN 23,372 thousand and incurred expenses amounting to PLN 8,578 thousand, or, cumulatively, PLN 26,462 thousand and PLN 12,283 thousand, accordingly.

Financial income for the quarter and reported cumulatively is comparable to the figures disclosed in corresponding periods. Financial income includes, first and foremost, the amount of PLN 11,827 thousand resulting from allocation of dividends to Orbis S.A. by the subsidiary Hekon – Hotele Ekonomiczne (PLN 11,027 thousand) and an affiliated company Orbis Casino Sp. z o.o. (PLN 800 thousand). These items account for 50.6% of total financial income for the 2nd quarter of 2004. Also, positive forex differences, as an effect of valuation of forex credit facility taken for the purchase of shares in Hekon – Hotele Ekonomiczne S.A. in 2003, constitute a significant item on the revenues side.

The growth of financial expenses (over seven times, as compared to comparable periods) was related with the costs of valuation of a swap financial instrument acquired by the Company in the 2nd quarter of the current year. The said value, amounting to PLN 4,853 thousand, accounts for 56.7% of total financial expenses incurred by the Company in the 2nd quarter of 2004. This growth is also attributable to costs of servicing credits and loans taken by the Company (interest).

In the two quarters of 2004, the Company generated a net profit of PLN 35,312 thousand, this figure being by 21.4% higher than in the corresponding period of past year.

6.3 In the 2nd quarter 2004, **Hekon - Hotele Ekonomiczne S.A.** reported sales at the level of PLN 25,460 thousand, i.e. by 12.7% higher as compared to the corresponding period of 2003. Sales of hotel services were realized against a backdrop of occupancy rate in hotels at 61.34%, i.e. by 7.62 % points higher as compared to the corresponding period of 2003.

In the 2nd quarter 2004, the Average Daily Rate (ADR) declined by 2.74% and reached the level of PLN 222.28 (net of VAT).

Revenue per Available Room (RevPAR) amounted to PLN 136.34 (net of VAT) and was by 11.04% higher as compared to the 2nd quarter of 2003 (PLN 122.78, net of VAT).

In the current quarter, most rooms were sold to the segment of individual clients, of which 45% were business clients and 24% tourist clients. The structure of group clients' segment was as follows: tourist groups 18%, business groups 13%.

In the 2nd quarter of 2004, Poles accounted for 39.58% of guests of Hekon hotels. In the analyzed period, guests from Germany represented the most numerous group of foreigners and accounted for 14.49% of guests staying at hotels. The next, as regards number, group were the French contributing a share at the level of 6.30%. The fourth significant group in the year 2004 were guests from Italy and Great Britain with a 6% share in the total number of guests.

In the 2nd quarter of 2004, operating expenses amounted to PLN 17,852 thousand and went down by 3.37% as compared to the corresponding period of the preceding year as a result of a reduction in fixed expenses that the Company incurs – depreciation (a drop by 31.74%) and outsourced services.

Consequently, in the 2nd quarter of 2004, the Company generated sales income amounting to PLN 7,608 thousand, i.e. by 85% higher than in the corresponding period of the preceding year.

In the current quarter, the Company generated other operating income of PLN 1 thousand (a fall by 16.4% as compared to the 2nd quarter of the preceding year). Other operating expenses amounting to PLN 2 thousand were by 64.4% lower than in the 2nd quarter of the preceding year.

At the same time, the Company generated financial income of PLN 1,715 thousand (of which: PLN 1,550 thousand of interest on purchased Orbis S.A. bonds) and incurred expenses in the amount of PLN 305 thousand (including costs of a guarantee for the payment of lease installments granted by Accor S.A. of PLN 274 thousand).

Consequently, in the 2nd quarter of 2004, the Company generated net profit in the amount of PLN 7,238 thousand, i.e. PLN 9,649 thousand cumulatively.

In the 2nd quarter of 2004, average employment stood at 407 persons and increased by 0.4% as compared to the 2nd quarter of 2003.

Capital expenditure incurred in the 2nd quarter of 2004 amounted to PLN 106 thousand, of which PLN 79 thousand for technical appliances and machines, PLN 7 thousand for buildings and constructions and PLN 21 thousand for other fixed assets.

6.4 In the 1st half of 2004, the net financial result of **PBP Orbis Group** totaled PLN minus 2,313 thousand. As compared to the corresponding period of the past year, the net financial result improved by PLN 1,445 thousand, i.e. by 62.5%.

Financial result generated by the Group in the first months of the current year were considerably influenced, on the one hand, by better condition of the Polish economy and, on the other hand, by reduced threat of world's terrorism, which exerted a direct impact on tourists from the American market being more interested in coming to

Poland.

Sales of finished products, goods for resale and raw materials amounted to PLN 71,561 thousand. As compared to the corresponding period of past year, sales are higher by PLN 2,242 thousand, i.e. by 3.2%. Growth in income was reported predominantly in foreign outgoing traffic, which was attributable to a general increase in demand for tourist services in the area of trips abroad, and in foreign incoming traffic caused by an increase in arrivals of foreign tourists, among others from the American market and other European markets, to Poland.

The costs of finished products, goods for resale and raw materials that the Group incurred amounted to PLN 63,219 thousand in the 1st half of 2004 and were by PLN 878 thousand higher than costs generated in the preceding year.

General overheads amounted to PLN 9,308 thousand, i.e. grew by 6,404 thousand, while costs of sales amounted to PLN 2,658 thousand and were by PLN 5,654 thousand lower than past year's costs. In both cases, the changes were brought about by the fact that the Company Orbis Polish Travel Bureau was excluded from consolidation.

The result on sales generated after the 1st half of 2004 is by PLN 614 thousand, i.e. 16,9%%, higher than in the 1st half of 2003 and amounts to PLN minus 3,624 thousand. Improved sales result predominantly from an increase in income from operational activities and observing costs discipline by companies forming the Group.

In the 1st half the Group reported a positive balance of other operating income and expenses amounting to PLN 892 thousand (the balance in the 1st half of 2003 amounted to PLN 100 thousand).

In the 1st half of 2004, other operating income included liquidated provisions from the preceding year – chiefly in PBP Orbis, and advertisements in catalogues, while other operating expenses comprised predominantly depreciation of goodwill and set up provisions for doubtful receivables.

In the 1st half 2004, the balance of the Group's financial operations was positive and totaled PLN 210 thousand. In the corresponding period of past year, the balance was also reported at a positive value (PLN 135 thousand). Improvement in the reported balance resulted predominantly from an increase in idle funds used in activities related to investments and bank deposits.

As at the last day of the 2nd quarter of 2004, average employment in PBP Orbis S.A. stood at 525 persons and was by 33 persons, i.e. 5.9% lower than as at the end of the corresponding period of past year (558 persons as at the end of June 2003). Most significant reduction of employment was reported in transport, financial and accounting services and in administration.

Capital expenditure incurred by PBP Orbis S.A. in the 1st half of 2004 totaled PLN 829 thousand, of which PLN 290 thousand for technical appliances, machines and other fixed assets, PLN 102 thousand for intangible assets, and PLN 438 thousand for buildings and constructions. Total capital expenditure incurred over that period account

for 29.9% of expenditure budgeted for the year 2004.

6.5 The dynamics of income from operational activities of **Companies forming Orbis Transport Group** amounted to 135.9%, while the dynamics of expenses stood at the level of 144.8%. Consequently, and having taken into account other operating income and expenses, the Company generated operating profit from operational activities amounting to PLN 7,099 thousand.

As at June 30, 2004, credit debt of Companies amounted to PLN 44,606 thousand and was by PLN 8,066 thousand higher than reported as at the beginning of the year. The above amount of debt comprises of an investment credit of PLN 5,000 thousand and a revolving credit of PLN 39,606 thousand. Growth in the share contributed by credits for the purposes of financing operations is reflected in an increase in net value of tangible fixed assets by PLN 12,404 thousand. It should be stressed that in connection with adopted strategy, in the 1st quarter of 2004 the Company Orbis Transport purchased real estate located in Warsaw at 47 Łopuszańska street.

Total financial expenses incurred by the Companies in the 2nd quarter of 2004 amounted to PLN 731 thousand and accounted for 146.5% of expenses incurred in the 1st quarter of the current year. Explicit growth in financial expenses results from the fact that the Companies considerably more frequently availed themselves of credits for the purposes of financing their operations.

Financial income totaled PLN 723 thousand and was significantly higher than income generated in the corresponding period of 2003. Financial income item is dominated by positive exchange rare differences on valuation of hard-currency credit.

The aforementioned factors shaped up gross profit generated by the Companies that was reported at a lower level than last year. The amount of gross profit (following consolidation) totaled PLN 6,790 thousand. Having taken into account the income tax as well as the minorities' loss, the Company's disposable net profit amounted to PLN 5,460 thousand.

The year 2004 has been a consecutive period marked by the increase of the Company's potential and growth in the value of fixed assets, first and foremost, in the items comprising means of transport and real estate. Capital purchases have been financed with a bank's credit as well as with the Company's own funds. The share of own funds in the financing of fixed assets stood at 51,3% as at June 30, 2004.

In the 1st half of 2004, average employment in ORBIS Transport Sp. z o.o. totaled 203 persons, in InterBus – 16 persons, and in Capital Parking – 60 persons

6.6 **UAB Hekon** is a limited liability company established in the Republic of Lithuania on January 13, 2003. The company is involved in hotel activities.
The Novotel Vilnius Hotel, managed by the Company, started to operate on March 15, 2004 and, therefore, no comparative data have been presented in these notes.

The Company generated operating income of PLN 1,935 thousand, of which PLN 1,873

thousand in the 2nd quarter of 2004. This income includes, first and foremost, income from hotel room rental in the amount of PLN 1,314 thousand, accounting for 67.9% of total operating income of the Company. The second most important line of business, namely restaurant activities, generated income of approx. PLN 543 thousand, i.e. 28 %.

After the 2nd quarter of 2004, costs of products sold reached PLN 858 thousand, costs of sales – PLN 138 thousand, and general overheads – PLN 4,245 thousands. General overheads comprised, to a large extent, of expenses incurred prior to the opening of the hotel that amounted to PLN 1,636 thousand, i.e. 38.5% of total general overheads. Other items include costs of leasing the building that closed with an amount of PLN 1,310 thousand (30,9%), costs of depreciation of PLN 357 thousand and costs of remunerations of PLN 301 thousand.

All in all, the Company ended the 2nd quarter with an operating loss in the amount of PLN 3,306 thousand, which is justified owing to a short period of its operations.

The Company did not report any other operating income or expenses. Financial income remained at the level of PLN 1 thousand, and financial expenses totaled PLN 381 thousand. Consequently, the loss incurred by the Company as at the end of the 2nd quarter amounted to PLN 3,116 thousand.

At the end of the 2nd quarter of 2004, the Company employed 51 persons.

7. Additional information

7.1 As at August 13, 2004, the value of the share capital of Orbis S.A. amounts to PLN 92 154 016, and comprises of 46 077 008 shares having a par value of PLN 2 each. Shareholders who hold, directly or through its subsidiary companies, at least 5% of the total number of votes at the General Assembly of Shareholders, determined as at August 13, 2004, include:

Shareholder holding at least 5% of the total number of votes at the General Assembly of Shareholders	Share in the initial capital as at May 17, 2004 (share in the total no of votes at the General Assembly of Shareholders/	Changes from May 17, 2004 until August 13, 2004	Share in the initial capital as at August 13, 2004 (share in the total no of votes at the General Assembly of Shareholders)	No of shares as at August 13, 2004 (no of votes at the General Assembly of Shareholders)
Accor SA	35.58%	-	35.58%	16 394 151
CU OFE BPH CU WBK	5.08%	-	5.08%	2 338 652
Globe Trade Centre S.A.	5.00%	-	5.00%	2 303 853
ING Nationale – Nederlanden Polska, Otwarty Fundusz Emerytalny	0%	+5.89%	5.89%	2 715 009

In accordance with possessed information, in the period since the presentation of the report for the 1st quarter of 2004, there occurred changes with respect to the ORBIS S.A shares held by persons managing and supervising the Company.
As the person holding the office of President of the Management Board of Orbis S.A. changed, shares held by Mr. Maciej Grelowski are no longer included in that group.

At the same time, in accordance with the provisions of Article 161 f of the law – Act on Public Trading in Securities and § 5 of Regulation of the Council of Ministers of October 16, 2001 on current and periodic information conveyed by issuers of securities, we hereby inform that Mr. Jean-Philippe Savoye, the President of the Management Board of "Orbis" S.A. has purchased the shares of "Orbis" S.A.:

1) at the trading session at the Warsaw Stock Exchange on June 15, 2004, by way of an order transferred to Dom Maklerski Banku Handlowego SA, Mr. Jean-Philippe Savoye purchased 430 shares of "Orbis" S,A, at PLN 23.60 each and 1570 shares at PLN 23.70 each (total of 2000 shares for the amount of PLN 47 357),
2) at the trading session at the Warsaw Stock Exchange on August 9, 2004, by way of an order transferred to Dom Maklerski Banku Handlowego SA, Mr. Jean-Philippe Savoye purchased 250 shares of "Orbis" S.A. at PLN 24.40 each and 1750 shares at PLN 24.50 each (total of 2000 shares for the amount of PLN 48 950),

and holds in aggregate four thousand shares of "Orbis" S.A. (0.01% of votes at the General Assembly of Shareholders).

7.2 As at June 30, 2004, the initial capital of **Hekon - Hotele Ekonomiczne S.A.** amounts to PLN 300,000,000. The company's shareholders include:

Shareholder	Percentage of shares held in the core capital as at June 30, 2004
Orbis S.A.	100%

Since the date of submission of the consolidated report for the 1st quarter of 2004 no changes have occurred in respect of the holding of shares of Hekon Hotele Ekonomiczne S.A. by persons managing or supervising the Company.

7.3 As at June 30, 2004, the initial capital of the **Polish Travel Agent Orbis** Sp. z o.o. amounts to PLN 16 453 900.00. The company's shareholders include:

Shareholder	Percentage of shares held in the core capital as at June 30, 2004
Orbis S.A.	70.409%
Beton Stal S.A.	16.312%
Invor Sp. z o.o.	5.423%
Chrobot Reisebüro	0.245%
Wilanów Sp. z o.o.	0.064%
Biuro Podróży Zbigniew	0.009%
Natural persons	7.538%

According to possessed information, no changes have occurred in respect of the shareholdings of Orbis Travel shareholders since the date of submission of the consolidated report for the 1st quarter of 2004.

7.4 As at June 30, 2004, the initial capital of **Orbis Transport** Sp. z o.o. amounts to PLN 14 429 300.00. The company's shareholders include:

Shareholder	Percentage of shares held in the core capital as at June 30, 2004
Orbis S.A.	84.43%
L.G. Petro Bank S.A.	13.86%
Chrobot Reisebüro	0.36%
PBP Orbis Sp. z o.o.	0.18%
Natural persons	1,16%

According to possessed information, no changes have occurred in respect of the shareholdings of Orbis Transport shareholders since the date of submission of the consolidated report for the 1st quarter of 2004.

7.5 As at June 30, 2004, the initial capital of **Orbis Casino Sp. z o.o.** amounts to PLN 4,800,000. The company's shareholders include:

Shareholder	Percentage of shares held in the core capital as at June 30, 2004
ORBIS S.A.	33.33%
Finkorp Sp. z o.o.	33.33%
ZPR S.A	33.33%

According to possessed information, no changes have occurred in respect of the shareholdings of Orbis Casino Sp. z o.o. shareholders since the date of submission of the consolidated report for the 1st quarter of 2004.

7.6 As at June 30, 2004, the initial capital of **UAB Hekon** amounts to PLN 9,383 thousand.

Shareholder	Percentage of shares held in the core capital as at June 30, 2004
Hekon Hotele Ekonomiczne S.A.	100%

7.7 In the period between April 1, 2004 and June 30, 2004, Orbis S.A. did not conclude any transactions with affiliated companies whose PLN-denominated value exceeds the equivalent of EUR 500,000, and which are not typical or routine transactions made on market conditions, the nature and conditions of which result from the current operating activities pursued by the Company.

7.8 In the period between April 1, 2004 and June 30, 2004 Orbis S.A. and its subsidiaries did not issue guarantees for credits or loans; they did not issue any guarantee for the

benefit of an entity or its subsidiary, the total value of which would amount to at least 10% of Orbis S.A. equity.

8. Other events affecting the financial standing of Companies forming the Orbis Group

8.1 In accordance with the agreement for the sale and purchase of shares in the company Hekon Hotele Ekonomiczne S.A. dated June 24, 2003, executed by ACCOR S.A. and "Orbis" S.A. (current report no 13/2003), pursuant to the arrangements contained in Schedule no 12 to the Agreement, the calculation of the surplus of cash and working capital was made in order to determine the adjustment amount pertaining to the period from January 1, 2003 up till October 31, 2003 (date of share acquisition). The report of an independent auditor determined the adjustment amount at PLN 24,221,412. This amount was to be settled with ACCOR S.A. in two equal installments, first payable by the end of 2004, second by the end of 2005.
In the 2nd quarter 2004, Orbis S.A. paid the entire amount of more than PLN 24 million, discharging of the obligation before the due date.

8.2 Acting by virtue of § 20 section 2 point 8 of „Orbis" S.A. Statutes and § 9 section 1 point 10 of Orbis S.A. Supervisory Board Rules, on March 30, 2004, the Supervisory Board decided to assign the task of examination and audit of the financial statements for the year 2004 to the company Deloitte & Touche Audit Services Sp. z o.o., with its registered address in Warsaw at 6, Fredry street, a licensed auditor no 73, with which Orbis S.A. cooperates as regards the audit of the financials statements since the year 2000.
/Current report no. 6/2004/

8.3 At a meeting of the Supervisory Board dated May 10, 2004, President of "Orbis" S.A. Management Board Maciej Grelowski filed a written resignation from his position as a member of the Company's Management Board, dated May 10, 2004, and effective immediately after the closing of the annual General Assembly of the Company's Shareholders convened to approve the 2003 financial statements of the Company,

Examining the above-mentioned resignation, the Supervisory Board, in connection with the regulations governing non-competition issues, granted its consent for Maciej Grelowski to be of service to Accor S.A. immediately after the termination of his position in Orbis S.A. Management Board;
/Current report no. 10/2004/

8.4 On March 23, 2003, a deed of formation of a limited liability company PKS Tarnobrzeg Sp. z o.o. was executed. A 100% stake in the said company was taken up by a subsidiary Orbis Transport Sp. z o.o. and paid for by way of an in-kind contribution. On April 21, 2004, Orbis Transport purchased an enterprise under the name PPKS in Tarnobrzeg. Mortgage on real property owned by the said enterprise was established the share capital of PKS Tarnobrzeg Sp. z o.o. was raised with the intention to take-up the shares in the increased capital by way of in-kind contribution by Orbis Transport Sp. z o.o.
Essential information concerning this transaction:

I)The issuer's governing bodies did not make a decision on this matter.

II) The in-kind contribution comprises 21-seat Mercedes-Benz coach.

III) The value of the contribution as reported in the books of accounts kept by Orbis Transport Sp. z o.o. totals PLN 245,921.38 (two hundred forty five thousand nine hundred twenty one zloty 38/100 grosze).

IV) the value of contribution reported in PKS Tarnobrzeg Sp z o.o. books totals PLN 256,000.00 (two hundred fifty six thousand zlotys) and was defined by market value method.

V) the business name and registered address of the beneficiary of the contribution - PKS Tarnobrzeg Sp. z o.o. with its registered address in Tarnobrzeg, at 86 Sikorskiego street.

VI) core business of the beneficiary of the contribution includes:
  a) sale, service and repairs of motor vehicles,
  b) wholesale and sale on commission, with the exception of trade in motor vehicles and motorcycles,
  c) retail trade, with the exception of sale of motor vehicles and motorcycles,
  d) hotels and restaurants,
  e) other land transportation,
  f) other activities in support of land transportation,
  g) tourism-related activities,
  h) financial lease,
  i) real property services,
  j) lease of passenger vehicles,
  k) lease of other means of transportation,
  l) advice as regards business operations and management,
  m) technical tests and analyses,
  n) activities related to organization of fairs and exhibitions,
  o) parking services.

VII) Acquisition of the enterprise PPKS in Tarnobrzeg and establishment of cap mortgage on the title of perpetual usufruct on plots and the ownership title to buildings and constructions located thereon, constituting a part of the acquired assets which were formerly owned by a private state-owned motor vehicle transportation company operating under the name "Przedsiębiorstwo Państwowej Komunikacji Samochodowej" in Tarnobrzeg took place in the following manner:

1. Seller of the assets – the State Treasury – the Podkarpacki Voivod,
2. Company on whose assets the cap mortgage was established - Orbis Transport Sp. z o.o.,
3. Seller on whose behalf the cap mortgage was established: the State Treasury – the Minister of State Treasury,
4. Date and manner of assets acquisition and establishment of cap mortgage thereon: Share Sale and Purchase Agreement and Mortgage Deed executed on April 21, 2004, in Podkarpacki Voivod's Office in Rzeszów before a notary Mrs. Elżbieta Goraj, representing Notary's Office in Jarosław, notary's file no

Rep.A 2469/2004,

5. Description of the acquired assets:
   a) Fixed assets (including, among other – buildings, constructions, machines, equipment, means of transportation and fiscal devices), listed in detail in Appendix No 1 to the Agreement referred to in item 4 above,
   b) Title of perpetual usufruct of plots located in Tarnobrzeg: plot no 371/8 having a total area of 0.0044 hectare, plot no 371/13 having a total area of 0.4871 hectare and plot no 371/14 having a total area of 0.6243 hectare, registered by the District Court in Tarnobrzeg in the land and mortgage register no 35272 together with the ownership title to buildings and constructions located thereon; and plot no 933/3 having a total area of 0.0784 hectare, plot no 935/1 having a total area of 0.1449 hectare, plot no 936/5 having a total area of 0.0035 hectare, plot no 936/7 having a total area of 0.0726 hectare, plot no 936/9 having a total area of 3,5591 hectare, registered by the District Court in Tarnobrzeg in the land and mortgage register no 35272,
   c) Liabilities and debts as at the date preceding the date of sale.
6. Description of assets on which the cap mortgage was established: the right of perpetual usufruct of plots listed in item 5 together with the ownership title to buildings and constructions located thereon,
7. Purchase price of the assets and their value on books of accounts of Orbis Transport Sp. z o.o. - PLN 3,600,000 (three million six hundred thousand zloty), book value - 3,600,000 (three million six hundred thousand zloty),
8. Value of liabilities secured by cap mortgage - PLN 2,600,000 (two million six hundred thousand zloty),
9. Nature of relations between the issuer (i.e. Orbis S.A.) and persons managing or supervising the issuer and the person for whose benefit the cap mortgage was established: Orbis S.A. is a controlling company of Orbis Transport Sp. z o.o. and holds a stake of 84.44 % in the declared capital of Orbis Transport Sp. z o.o. and an equivalent proportion of votes at the Shareholders' Meeting. Moreover, the following persons managing the issuer hold shares of Orbis Transport Sp. z o.o.: A. Szułdrzyński – Vice-President of ORBIS S.A. Management Board . Persons supervising the issuer do not hold any shares in Orbis Transport Sp. z o.o. There are to relations between the issuer and the State Treasury – Minister of State Treasury, for whose benefit the cap mortgage was established,
10. Source of financing the purchased assets – own funds,
11. Business operations where the assets were used prior to their acquisition by Orbis Transport Sp. z o.o. and the planned manner of their utilization: Orbis Transport Sp. z o.o. did not use these assets prior to their purchase. The purchased assets will be used for the purpose of carrying the statutory activity by PKS Tarnobrzeg Sp. z o.o., a company held by a single-shareholder, i.e. Orbis Transport Sp. z o.o.,
12. An affiliated company is not a party to the Share Sale and Purchase Agreement and Mortgage Deed executed by ORBIS Transport Sp. z o.o..

VIII) The intention of Orbis Transport Sp. z o.o. to contribute, by way of an in-kind contribution, of assets into the property of its single-shareholder company (i.e. PKS Tarnobrzeg sp. z o.o.) will be implemented in the following manner:

1. the business name and registered address of the beneficiary of the contribution - PKS Tarnobrzeg Sp. z o.o. with its registered address in Tarnobrzeg, at 86 Sikorskiego street,
2. Description of the contributed assets:
   a) Enterprise acquired from the State Treasury – the Podkarpacki Voivod, comprising in particular the title of perpetual usufruct of plots of land numbered 371/8, 371/13 and 371/14, having a total area of 1.1158 hectare located in Tarnobrzeg together with the ownership title to buildings and constructions located thereon, registered by the District Court in Tarnobrzeg in the land and mortgage register no 35273 and the title of perpetual usufruct of plots of land numbered 933/3, 935/1, 936/5, 936/7 and 936/9 having a total area of 3.8585 hectare located in Tarnobrzeg together with the ownership title to buildings and constructions located thereon, registered by the District Court in Tarnobrzeg in the land and mortgage register no 35272; fixed assets listed in detail in Appendix No 1 to the enterprise sale and purchase agreement and liabilities and debts as at the date preceding the date of its purchase,
   b) three Mercedes coaches.
3. The value of assets in the accounting books of Orbis Transport Sp. z o.o. comprise:
   a) value of the enterprise - PLN 3,600,000 (three million six hundred thousand zloty),
   b) total value of three coaches: PLN 381.836,34 (three hundred eighty one thousand eight hundred and thirty six zloty 34/100 grosze).
4. the value of assets which will be disclosed in the books of accounts of PKS Tarnobrzeg Sp. z o.o. was defined by market value method.

/Current report no. 15/2004/

8.5 On April 1, 2004, by virtue of an annex to the franchising agreement with Accor S.A. Kasprowy Hotel in Zakopane was incorporated in the Mercure brand.

8.6 At the meeting held on May 25, 2004, the Supervisory Board adopted resolutions, whereby it appointed:

1) Mr. Claude Moscheni as the Chairman of "Orbis" S.A. Supervisory Board,
2) Mr. Jean-Philippe Savoye as the President of the Company's Management Board, effective immediately after closing the Annual General Assembly of the Company's Shareholders, which would adopt a resolution concerning approval of the financial statements for the year 2003 ("Effective Date "), under the following conditions:
   a) Mr. Jean-Philippe Savoye terminates his membership in the Supervisory Board before or on the Effective Date, either as a result of expiry of his term of office or earlier resignation, and
   b) before or on the Effective Date Mr. Jean-Philippe Savoye resigns from his functions in Management Boards of the following competitive companies: Accor Poland sp. z o.o., Hotel Muranowska sp. z o.o. and SEHP sp. z o.o. .

/Current report no. 16/2004/

8.7 On May 28, 2004, the Company acknowledged a confirmation (by signing it with the bank Societe Generale S.A. Branch in Poland) of executing three transactions at terms

and conditions of executing swap transactions agreed upon with the said bank, to hedge against forex risk a tranche of a credit facility incurred by the Company from a bank syndicate led by Credit Lyonnais (report no 7/2001), drawn for the purpose of a partial financing of acquisition of the company Hekon Hotele Ekonomiczne S.A.

The executed transactions implement the strategy adopted by the Management Board of Orbis S.A. relating to risk management policy. The last payment (according to credit repayment schedule) is in January 2008.

Execution of the above-mentioned CCIRS transactions hedging an amount of credit exceeding the equivalent of 10% of the Company's equity against risk makes these contracts material.
/Current report no. 17/2004/

8.8 On June 9, 2004, the General Assembly of Shareholders of Hekon - Hotele Ekonomiczne S.A. approved the financial statements for the year 2003. 92% of net profit generated in the year 2003, i.e. the amount of PLN 11,026,707.33 was apportioned for the payment of dividend, that Orbis S.A. as a company holding a 100% stake in Hekon – Hotele Ekonomiczne S.A. will obtain in its entirety. The remaining part of profit in the amount of PLN 958,844.12 will increase the Company's supplementary capital.

8.9 On June 22, 2004, the General Assembly of Shareholders of Orbis Casino Sp. z o.o. approved the following distribution of net profit of PLN 3,466,878.33 generated in the period from January 1, 2003 until December 31, 2003:
- dividend – in the amount of PLN 2,400,000, of which Orbis S.A. will receive PLN 800 thousand,
- supplementary capital – in the amount of PLN 1,066,878.33.

8.10 On June 23, 2004 the General Assembly of Orbis S.A. Shareholders approved:
1. the Management Board's report on the activity of the Company for the period from January 1, 2003, up till December 31, 2003,
2. the financial statements of Orbis S.A., including:
   - introduction to the financial statements;
   - balance sheet prepared as of December 31, 2003, showing the total assets and liabilities figure of PLN 1,777,529,022.30 (say: one billion seven hundred seventy seven million five hundred twenty nine thousand and twenty two Polish Zloty and 30 Grosze);
   - profit and loss account for the period from January 1, 2003, up till December 31, 2003, showing a net profit of PLN 44,466,125.52 (say: forty four million four hundred sixty six thousand and one hundred twenty five Polish Zloty and 52 Grosze);
   - cash flow statement for the period from January 1, 2003, up till December 31, 2003, showing a decrease in the balance of cash and cash equivalents during the financial year by PLN 99,729,096.39 (say: ninety nine million seven hundred twenty nine thousand and ninety six Polish Zloty and 39 Grosze);
   - comparative changes in equity for the period from January 1, 2003, up till December 31, 2003, showing an increase in equity by PLN 24,211,809.23

(say: twenty four million two hundred eleven thousand eight hundred and nine Polish Zloty and 23 Grosze);
- additional notes;

3. the consolidated financial statements of the Orbis Group, prepared as of December 31, 2003, including:
   - introduction to the financial statements;
   - consolidated balance sheet prepared as of December 31, 2003, showing the total assets and liabilities figure of PLN 1,778,736 thousand (say: one billion seven hundred seventy eight million seven hundred thirty six thousand Polish Zloty);
   - consolidated profit and loss account for the period from January 1, 2003, up till December 31, 2003, showing a net profit of PLN 46,600 thousand (say: forty six million six hundred thousand Polish Zloty);
   - consolidated comparative changes in equity for the period from January 1, 2003, up till December 31, 2003, showing an increase in equity by PLN 26,491 thousand (say: twenty six million four hundred ninety one thousand Polish Zloty);
   - consolidated cash flow statement for the period from January 1, 2003, up till December 31, 2003, showing a decrease in the balance of cash and cash equivalents during the financial year by a net amount of PLN 90,107 thousand (say: ninety million one hundred seven thousand Polish Zloty);
   - additional notes;

The General Assembly of Shareholders granted a vote of discharge to members of the Management Board and members of the Supervisory Board in respect of performance of their duties in the year 2003.

At the same time, the General Assembly of Shareholders adopted resolution concerning the distribution of net profit generated in the financial year ended December 31, 2003 and granted its consent for financing past year's loss, disclosed in the balance sheet prepared as at December 31, 2003.

The net profit amounting to 44,466,125.52 was apportioned to:
- supplementary capital - in the amount of PLN 28,799,942.80
- dividend - in the amount of PLN 15,666,182.72
34 Grosze per 1 share

The dividend date was set for July 28, 2004. and dividend payment date for August 12, 2004.

The past year's loss amounting to PLN 3,382,830.54 was financed with the funds from the Company's supplementary capital.

8.11 On June 23, 2004 the General Assembly of Orbis S.A. Shareholders granted its consent for:
- the sale of plot of land no 330/2 having a total area of 402 square meters, located in Kraków at Przybyszewskiego street, registered in the land and mortgage register no KW no 206213 kept by the District Court in Kraków-Podgórze, to the company

„Sobiesław Zasada Ltd." without recourse to tender procedure, for a price of PLN 116,328.

- the sale of the title to perpetual usufruct of real property: plot of land no 42/1 map district no 12 Kraków, administrative district Podgórze, having a total area of 40,466 square meters together with the ownership title of buildings, including the building of the former Sofitel hotel as well as other buildings and facilities erected on this plot of land, located in Kraków at 28, Konopnickiej street, registered in the District Court in Kraków – Podgórze, land and mortgage register KW no 149512, according to the offer evaluation proceedings, for a price negotiated by the "Orbis" S.A. Management Board, however, not less than PLN 32,000,000 net for Orbis S.A., not decreased by any costs of demolition of the building.

8.12 On June 23, 2004, the General Assembly of Shareholders of Orbis S.A. acknowledged the report of the Central Electoral Committee on elections of employee representatives to Orbis S.A. Supervisory Board for the Board's sixth tenure, as a result of which the following persons have been elected members of the Supervisory Board for the Board's sixth tenure pursuant to § 16 sections 2 and 3 of the Orbis S.A. Statutes:

1. Czepielinda Sabina
2. Przytuła Andrzej
3. Rożdżyński Janusz

- appointed the following persons as members of the Supervisory Board for the Board's sixth tenure:

1. Claude Moscheni
2. Christophe Guillemot
3. Michael Flaxman
4. Michael Harvey
5. Christopher Voutsinas
6. Paweł Dębowski
7. Erez Boniel

/Current report no 20/2004/

8.13 "Orbis" S.A. and Accor Polska Sp. z o.o. implemented, effective as from July 01, 2004, the obligation arising out of the Share Sale and Purchase Agreement dated June 24, 2003, and relating to Hekon Hotele Ekonomiczne with its corporate seat in Warsaw, reported by "Orbis" S.A. in the current report no. 13/2003: on June 30, 2004, "Orbis" S.A. entered into an agreement (hereinafter: the "Agreement") with Societe d'Exploitation Hotek Polska Sp. z o.o. (hereinafter: SEHP), by virtue of which "Orbis" S.A. took over the management of Mercure Fryderyk Chopin Hotel in Warsaw. As a result of the said Agreement, SEHP entrusted "Orbis" S.A. with the management and running the operations of the Hotel for a period of 8 years, with an option of an automatic extension for successive 3-year periods, on terms and conditions defined in the Agreement. The Hotel will be operated under the exclusive supervision, management, control and overall liability of "Orbis" S.A. for a proper and efficient operations, management and running the Hotel. Orbis S.A. will collect 4% of Hotel revenues. No other costs to be incurred by Orbis S.A. in connection with the implementation of that Agreement are anticipated.

8.14 The Management Board of "Orbis" S.A. hereby informs about the receipt, from the open pension fund ING Nationale - Nederlanden Polska Otwarty Fundusz Emerytalny of a notice with a wording as follows below: "Acting by virtue of Article 147 section 1 point 2 of the Act dated August 21, 1997 – the Law on Public Trading in Securities, ING Nationale - Nederlanden Polska Otwarty Fundusz Emerytalny hereby notifies that as a result of share acquisition transaction it became a holder of shares representing over 5 % of the total number of votes at the General Assembly of Shareholders and at present holds 2 715 009 (two million seven hundred fifteen thousand and nine) shares in Orbis S.A., constituting 5.89% of share capital and representing 2 715 009 votes at the General Assembly of Shareholders, which accounts for 5.89% of the overall number of votes."
/Current report no. 25/2004/

8.15 On July 13, 2004, Member of the Supervisory Board Christopher Voutsinas filed a written resignation from his position as Member and Vice-Chairman of the "Orbis" S.A. Supervisory Board.
/Current report no. 27/2004/

8.16 On July 16, 2004, the Management Board of Orbis S.A. adopted a resolution concerning new allocation of tasks and responsibilities to members of the Management Board.
The following scopes of tasks have been established as regards the areas of the Company's activities:

a) Jean Philippe Savoye, President of the Management Board and Chief Executive Officer of the company "Orbis" S.A. – human resources, development and investments, marketing, sales, internal audit; general supervision over the Company's operations;

b) Krzysztof Gerula, First Vice-President of the Management Board – corporate management, Public Relations - corporate communications, investor relations, and legal affairs;

c) Andrzej Szułdrzyński, Vice-President of the Management Board – durable asset management, management over new projects of the company, and relations with Trade Unions;

d) Ireneusz Węgłowski, Vice-President of the Management Board – operation and development of new technologies, sustainable development of the Group;

e) Yannick Rouvrais, Member of the Management Board - operating management – direct supervision over hotel directors, centralized purchasing;

f) Alain Billy, Member of the Management Board - management of the finance and accounting division.

8.17. In connection with the resignation of Mr. Christopher Voutsinas from his function of a member of "Orbis" S.A. Supervisory Board, on August 3, 2004 the General Assembly of Shareholders appointed Mr. Denys Sappey as member of the Supervisory Board during the Board' sixth term of office.

9. Litigation pending in courts of law and public administration authorities

9.1 Proceedings related to the reinstatement of the real property with the building of the **Europejski Hotel** situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, land and mortgage register no. KW 201926, to the company which owned this real property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A.

a) Litigation before the civil court initiated by Orbis S.A. against the President of the Capital City of Warsaw (formerly Head of the Warsaw County) to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26,276,875, the ownership of the land to Orbis S.A. has been suspended upon a joint request of the parties (Orbis S.A., the state treasury, the President of the capital city of Warsaw and HESA) (case file no. IC 459/00). The Court has taken decision to resume proceedings upon request of HESA – third party intervener. By virtue of the judgment rendered on July 20, 2004, the District Court dismissed the action initiated by Orbis SA and adjudged the reimbursement of costs of litigation from Orbis S.A. for the benefit of the State Treasury and HESA. On July 22, 2004, the attorneys of Orbis SA applied the Court to substantiate the judgment and serve the judgment along with the substantiation. On behalf of Orbis S.A. the case is defended by Spółka Prawnicza I & Z s.c..

On October 18, 2002, the entry in the land and mortgage register no. KW 201926 made on May 11, 2002 and concerning the disclosure of a bricked, four-storey building representing an object of ownership independent of the plot of land, with a total area of 21,125.9 square meters, designed for service-rendering purposes (hotel) entered in the land and mortgage register KW upon request dated March 06, 2002, was appealed against by Orbis S.A. with the District Court through the intermediation of the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division. In connection with the receipt on November 14, 2002, by Orbis S.A. of a notification from the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division about the aforementioned entry, on November 18, 2002 Orbis S.A. filed and paid for an appeal against the said entry no. KW 201926. By virtue of a ruling of February 11, 2003 the District Court rejected the appeal filed by Orbis S.A.. A complaint was filed against that ruling. By virtue of a decision dated September 24, 2003 issued at a closed sitting, the Supreme Court rejected the Orbis S.A. complaint against a decision of the District Court in Warsaw dated February 11, 2003. As requested by Orbis S.A., Spółka Prawnicza I&Z drafted a Complaint to the Constitutional Tribunal challenging Article 510 section 2 of the Code of Civil Proceedings in connection with "deprivation of a right to court" and filed the said Complaint with the Tribunal on February 27, 2004.

b) Having initially considered the Constitutional Complaint filed by Orbis SA at a closed session, by virtue of its decision dated May 04, 2003 the Constitutional Tribunal refused to carry on the proceedings on the complaint (case file Ts 30/04). Currently, the case is at the stage of an interlocutory appeal lodged on May 13, 2003 whereby the entire judgment rendered by the Constitutional Tribunal on May 4, 2004 has been challenged and a request has been made to annul it and examine the complaint.

c) On April 14 2003, Orbis S.A. was delivered a statement of claim filed by "Hotel Europejski w Warszawie Spółka Akcyjna" against Orbis S.A. concerning the handing over of real property, together with a request for exemption from court costs. The value of object at dispute was assessed in the statement of claim at PLN 90,000,000. Orbis S.A. did not plead defense and requested to reject action in its entirety and to suspend proceedings. The District Court, by virtue of its decision dated May 7, 2004, suspended proceedings on that case. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka. The case (XX GC 173/03) is pending.

d) On July 16, 2003 Orbis S.A. filed a statement of claim with the Court against the State Treasury – the President of the Capital City in Warsaw and the company Hotel Europejski w Warszawie S.A. and motioned to declare the invalidity of an agreement dated September 13, 2001 concluded between defendants, concerning the establishment of a title to perpetual usufruct of the Warsaw-based real property located at 13 Krakowskie Przedmieście street, entered in the land and mortgage register no. KW 201926 and to secure this action by way of entering a warning in Section III of the land and mortgage register informing of pending court proceedings to declare the invalidity of the said agreement. In the statement of claim, the value of the object at dispute was defined at PLN 90,000,000. By a decision dated November 7, 2003, the District Court secured the claim by making a warning entry concerning the pending court proceedings in Section III of the land and mortgage register no. KW 201926 (case file no. I C 1271/03). On April 2, 2004 the Court passed its ruling rejecting the action. On May 7, 2004 an appeal against the aforementioned decision of the District Court was filed on behalf of Orbis S.A., whereby the decision was challenged as breaching upon certain provisions of the Decree of October 26, 1945 on the ownership and use of land on the territory of Warsaw and the Act on supporting construction. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka. Litigation is pending..

e) On December 23, 2003, Orbis was served a claim for damages, delivered by the District Court in Warsaw, of "Hotel Europejski Spółka Akcyjna" against Orbis S.A. to adjudge the payment by Orbis S.A. to HESA of the amount of PLN 190,970,000.00 as remuneration for the use of the real property located in Warsaw, at 13 Krakowskie Przedmieście street, from August 1, 1993 till December 31, 2002, along with statutory interest from the date of filing the claim for damages until the date of payment. Orbis S.A. filed for rejection of the claim and suspension of the proceedings on this case until a final and binding resolution of the proceedings, case file no. I C 1271/03 (referred to under letter d) above). The Court has fixed the date of hearing for October 12, 2004. In a pleading dated June 16, 2004 attorney of HESA extended the action in such a manner that he requested to adjudge, besides the already adjudged amount of PLN 190,970,000.00, an additional amount of 27,868,100.00 along with statutory interest to be paid by Orbis S.A. to HESA. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka.

f) The Head of the Mazowieckie Voivodship, having considered the request of Orbis S.A. dated December 6, 1993, refused, by virtue of decision no. 317/04 dated May 10, 2004, to declare the acquisition of the title to perpetual usufruct of the plot of land owned by the State Treasury, located in Warsaw, at 13 Krakowskie Przedmieście by Orbis S.A. by force of law and refused to declare the acquisition of a title of ownership of the building located on that plot of land. On June 04, 2004 an appeal against that decision was filed with Minister of Infrastructure, on behalf of Orbis S.A. and through the intermediation of the Warsaw's Voivod, requesting the annulment of the said decision and referring the case to be re-considered by the Head of the Mazowieckie Voivodship or requesting the suspension of proceedings on that case until litigations pending before court have been finally resolved, and, at the same time, challenging the decision as breaching upon Art. 6, 7, 8, 9, 10, and 107 of the Code of Administrative Proceedings. In this case, Orbis S.A. is represented by Spółka Prawnicza I&Z sc.

g) A case initiated by HESA, dated February 02, 2004 filed with the Patents Office of the Republic in Poland, Department of Contentious Matters, against Orbis S.A. for the annulment of the right arising out the registration of a word and graphic trade mark "EUROPEJSKI" no. R-115385 and "EUROPEJSKI" no. R-115383, registered since 1995 for the benefit of Orbis S.A.. Orbis S.A. does not recognize the claim of HESA. Orbis S.A. applied for the rejection of the aforementioned request filed by HESA. Orbis S.A. has requested a patent attorney, Mr. Andrzej Grabiowski to defend this case.

h) By virtue of decision no. 380/04 dated June 04, 2003, the head of the Mazowieckie Voivodship refused to ex officio initiate the proceedings related to the case closed with a final decision of the Head of the Department of Geodesy and Land Management of the former District Office of Warszawa-Śródmieście dated June 28, 1998, no. 18/88 related to the transfer of real estate located in Warsaw, at 13 Krakowskie Przedmieście, identified in the register of land as plot no. 51, map section 5-03-03, having an area of 5,070 square meters, to PP "Hotele-Bristol-Europejski".

9.2 Kasprowy Hotel in Zakopane.

a) Litigation was pending before the District Court in Nowy Targ initiated by Helena Leśniak and Bronisława Biernacik acting for themselves and the incapacitated Mr. Maciej Gąsienica for the reinstatement of their title to parts of plots no. 185/2 and 185/3, map section 75 (former plot no. 31/1) located in Zakopane, at the spot named Polana Szymoszkowa. By a decision dated July 31, 1996, the head of the District Office in Nowy Targ refused to reinstate the title to part of the said plots no. 185/2 and 185/3. The decision of the Head of the District Office in Nowy Targ was revoked by the Nowosądeckie Voivod on September 24, 1996, and passed for further examination. The complaint filed on October 29, 1996, on behalf of Orbis S.A. before the Supreme Administrative Court in Warsaw against the above mentioned decision of the Voivod was rejected on June 8, 1998. On December 17, 2003, the Head of the County Office in Zakopane decided to suspend *ex offico* the administrative proceedings concerning the reinstatement of real property of a part of plots until a final resolution of the case related to the termination of the title to perpetual usufruct of the real property covered by the motion for reinstatement or until the decision concerning the acquisition of the title to perpetual usufruct of the real property is rendered illegitimate. According to the letter of the County Office in

Zakopane of Małopolskie Voivod dated January 14, 2004, on January 6, 2001 an appeal was lodged against the said decision of the Head of the County Office. By virtue of the decision no. RR VII ŚL.7724-49-04 dated February 19, 2004, the Małopolskie Voivod revoked the aforementioned decision of the Head of Tatry District dated December 17, 2003 no. GG.II.7221A/13/03. Litigation is pending.
The case concerns a complaint of Orbis S.A. to the Supreme Court against the decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after another review of the case, the decision of January 26, 2001 concerning suspending the proceedings related to the declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994. In response to the complaint of Orbis S.A. against the President of the Housing and Municipal Office decision dated April 26, 2001, concerning suspension of the proceedings on the declaration of invalidity of the above-mentioned decision of the Nowosądeckie Voivod, on July 06, 2001 the President of the Housing and Municipal Office moved to reject it. By virtue of a ruling dated April 17, 2003, the Supreme Administrative Court dismissed the complaint lodged by Orbis S.A. against the decision of the President of Housing and Municipal Development Office dated April 26, 2001 concerning the suspension of proceedings related to the declaration of invalidity of the enfranchisement decision.

b) Litigation concerning termination of the title to the perpetual usufruct of the plot located in the spot named Polana Szymoszkowa was pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On September 30, 1997, the Supreme Administrative Court revoked the decision of the Nowosądeckie Voivod concerning refusal to grant the title to perpetual usufruct. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and the decision of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the title to perpetual usufruct in possession of Orbis S.A. to the plot located at Polana Szymoszkowa (case file no. II SA Kr. 108/98) as a result of a complaint filed by Mrs. Czesława Ross and Maria Walczak. On August 22, 2002, having reviewed the appeal of Mr. Zbigniew Kluz, a counselor-at-law representing Mrs. Czesława Ross and Maria Walczak against the decision of the Head of the Tatry District dated March 5, 2002 (GG.II.7224/84/1/92) concerning the annulment of the administrative proceedings regarding the termination of the title to perpetual usufruct held by Orbis S.A. to the land owned by the State Treasury and located in Zakopane, the Małopolskie Voivod upheld the decision that had been appealed against in full force and effect and terminated the proceedings. A complaint against the aforementioned decision was filed with the Supreme Administrative Court. The date of the hearing has not been set (II SA/Kr 2438/02).
c) Litigation initiated by Jan Gąsienica Ciaptak and Maciej Gąsienica Ciaptak for the reinstatement of real estate located in Polana Szymoszkowa in Zakopane (with Hotel "Mercure-Kasprowy" developed thereon), formerly identified as a plot of land l.kat. 11654/2, with an area of 10 ares and 25 square meters, on the grounds that it has been improperly expropriated. On May 31, 1994, the former District Office in Nowy Targ discontinued proceedings by virtue of an administrative decision. This decision was upheld by virtue of a decision of the former Head of the Nowosądeckie Voivodship dated July 08, 1994, which was challenged with the

Supreme Administrative Court in Cracow. The Supreme Administrative Court in Cracow suspended proceedings on that case by virtue of its decision dated June 9, 1995 on the grounds that litigation was initiated at that time concerning the expiry of perpetual usufruct by Orbis S.A. of real estate in Polana Szymoszkowa. By virtue of decision dated August 22, 2002, the Head of Małopolskie Voivodship upheld the decision of County Office in Zakopane concerning the discontinuance of proceedings concerning the termination of perpetual usufruct on the grounds of its irrelevance. In that connection, the Voivodship Administrative Court resumed the aforementioned, suspended proceedings. At a hearing held on May 12, 2003, the Voivodship Administrative Court in Cracow took decision, having established that a complaint against the decision of the Head of the Małopolskie Voivodship dated August 22, 2002 has been filed with the said Court, suspend once again the proceedings related to the said case.

9.3 Grand Hotel in Warsaw.

By a decision dated September 20, 2002, acting on a complaint filed by Joanna Ostrowska-Bazgier, the Supreme Administrative Court revoked the appealed-against decision of the President of the Housing and Municipal Development Office dated August 21, 2000, and the preceding decision of the President of the Housing and Municipal Development Office dated august 21, 2000, concerning declaration of invalidity of the administrative decision dated April 11, 1950, and issued by the President of the Capital City of Warsaw. According to the letter of the President of the Housing and Municipal Development Office dated July 28, 2003, and addressed to Orbis S.A. and other addressees, proceedings are pending on the case concerning declaration of invalidity of the administrative decision issued by the President of the Capital City of Warsaw dated April 11, 1950, that refused to grant to the former owners the right to reinstate the time limit to file a motion for temporary ownership of land constituting a real property in Warsaw located at 19 Wspólna street and a decision dated April 17, 1950 refusing to grant to the former owners the title to temporary ownership of the said real property. No new events related to the case have occurred.

9.4 Vera Hotel in Warsaw.

The Branch filed an application dated May 14, 1999 with the Warsaw County Office for giving the land with an area of 7 square meters forming part of plot no. 11 section 2-02-03 for perpetual usufruct, under Article 37 section 2 point 6 of the Act of 21 August 1997 on Administration of Real Property (Official Journal Dz.U. No.115, item.741, as subsequently amended) in order to improve the conditions for the development of real property where the Vera Hotel building is situated. Such an application was necessary because the analysis of the line of the boundary of real property of which Orbis S.A is the perpetual usufructuary, conducted in 1997 proved that since the date of the construction of the Vera Hotel, i.e. since 1980, the said boundary line has been permanently violated in such a manner that the 7 square meters of the hotel building are situated in the boundary line of plot no. 11 used as Bitwy Warszawskiej 1920 street. The proceedings are carried out by the Office of the Head of the Warsaw County, Real Property Department, files no. GN/GSP/7224/U./C./O./387/99/GJ. Necessary documents have been assembled in files and the Warsaw County Office (presently, the President of the Capital City of Warsaw) is preparing the so-called record of arrangements preceding the execution of relevant notary's deeds. To date, the

aforementioned record of arrangements indispensable for the signature of notary's deed has not been completed. The progress of the case remains unchanged.

9.5 Gdynia Hotel in Gdynia.

a) Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, proceedings concerning adjusting the boundaries of the real property used by the Branch are pending before the self-government and state administration authorities, initiated under Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The case is pending.

b) On January 10, 2002, the Branch filed a motion to the Self-Government Appellate Board in Gdańsk against President of the Town of Gdynia to acknowledge the revalued annual fee for perpetual usufruct of land equivalent to a different amount than specified in a notice of termination dated December 13, 2001, no. MGS-BT-7013-1/73/78-2001/A-4 as equitable. The new fee amount was determined at PLN 777,165.12. On June 17, 2004, a hearing was held before the Self-Government Appellate Board. The Branch is awaiting the decision.

9.6 Novotel Centrum in Poznań

a) Plaintiff – the State Treasury – President of the City of Poznań (GEOPOZ) – action for interest on fees for perpetual usufruct for the years 1996-1999. Value of the object at dispute – PLN 237,992.51. On January 16, 2002, the Court rendered a ruling adjudging PLN 99,263.92, and dismissed the remaining part of the claim of the State Treasury. On February 15, 2002, the Hotel filed an application for rectification of the ruling. On February 25, 2002, the State Treasury – President of the City of Poznań lodged an appeal. By virtue of the ruling rendered by the Court of Appeals dated September 3, 2002, the appeal of the State Treasury – President of the City of Poznań was dismissed and, simultaneously, the Branch's application for rectification of the ruling was rejected. On September 10, 2002 an application of the Branch and the Plaintiff for substantiation and delivery of the ruling of the Court of Appeals was filed. On the very same day, the Branch filed an application with the District Court for reinstatement of a time limit to file an appeal and to lodge an appeal. The State Treasury – President of the City of Poznań renounced to file for cassation. The Hotel's addressed a proposal to the State Treasury – President of the City of Poznań to settle the dispute amicably. On July 16, 2003 the Branch addressed a motion for redemption of „receivables" in the amount exceeding the paid amount. On December 8, 2003, the Branch received a letter from the President of the City of Poznań about the referral of the application to the Wielkopolskie Voivod. On March 9, 2003, the Branch received a letter from the Wielkopolskie Voivod about refusal to redeem receivables. On March 26, 2004, the Branch received a letter from the President of the City of Poznań - GEOPOZ calling for the payment of receivables.

The Hotel is obligated to pay the amount of PLN 70,000 plus interest to the President of the City of Warsaw - GEOPOZ – the Branch's counselor, as the „perpetrator" of the damage, reported the damage to its insurer WARTA S.A. along with an application for the payment of compensation to the Hotel. Since the claims adjustment process and the payment of compensation by WARTA S.A. have been protracted, the legal counselor, as the "perpetrator" of the damage, has settled (disbursed) the entire amount of the compensation to the Hotel.

b) On March 21, 2003 the Branch filed an application for the establishment of paid easement of passage on the adjacent real property. On December 2003, the company „Andresia Property" neighboring on the Hotel, filed a letter for dismissal of application. At a meeting on December 19, 2003, in connection with reconciliatory negotiations, the Court suspended – upon the application of the Branch and upon consent of „Andresia Property", proceedings until March 19, 2003. On March 18, 2003, the Branch filed an application for further suspension of proceedings.

9.7. Litigation upon the application of Orbis S.A. against the Head of the Warsaw County (presently President of the Capital City of Warsaw). On May 25, 2001, Orbis S.A. filed, through the agency of the Self-Government Appellate Board, an objection with the District Court, I Civil Division against the decision of the Self-Government Appellate Board dated April 25, 2001 dismissing the application for determining that the increase in the fee for perpetual usufruct of land located at **16 Bracka street is** justified in a lower amount. At a hearing held on June 24, 2002 the attorney of Orbis S.A. sustained that the annual fee for perpetual usufruct of land was determined in excessive amount and changed the merits of the case, motioning to render the decision determining the annual fee for perpetual usufruct of land at PLN 161,776 and filed a pleading, along with property appraisal prepared by eng. J. Szymański. Therefore, presently the value of object at dispute amounts to PLN 62,934.20. In response to the statement of claim dated October 24, 2002, the State Treasury – Head of the Warsaw County motioned to dismiss the statement of claim. By virtue of decision dated February 27, 2003, on which day the Court was to announce its decision, the Court took decision to re-open the already-closed proceedings and to adjourn it as well as to admit evidence in the form of an opinion of a real estate valuation expert who is to be commissioned with the determination of the market value of the said real property as at January 1, 2001 for the purposes of revaluation of fees for perpetual usufruct. In the property appraisal commissioned by the District Court, the real property expert, Mr. M. Szydłowski determined the value of real property at 16 Bracka street at PLN 5,536,700 (according to the property appraisal submitted by Orbis S.A., the value of real property was determined at PLN 5,392,530). Therefore, Orbis S.A. motioned to establish the amount of annual fee for perpetual usufruct at PLN 166,101.00 applicable as from January 1, 2001. The date of the hearing has been fixed for September 14, 2004. The case is pending.

9.8 Sofitel Victoria in Warsaw

a) On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, represented by attorney K. Labe, proceedings are pending in a case concerning the declaration of invalidity of the decision issued by the Ministry of Municipal Economy no. MT/167/62 dated May 15, 1962, upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the Capital City of Warsaw, no. GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the title to temporary ownership of the land located in Warsaw at 5 Krakowskie Przedmieście street, mortgage no. 410 (part of the said real property is held by Orbis S.A. under perpetual usufruct, was refused and whereupon all the buildings located on the said land became the property of the State Treasury. The

President of the Housing and Municipal Development Office refused, by virtue of the decision dated February 24, 2003, to declare the invalidity of the aforementioned administrative decision of Presiding Board of the Capital City of Warsaw dated December 12, 1961 and the afore-mentioned decision of the Ministry of Municipal Economy dated May 15, 1962. On March 19, 2003, the attorney of Mrs. Raczyńska, Mrs. Demblińska and Mrs. Rey filed a motion to re-consider the case related to the case resolved by virtue of the decision dated February 24, 2003, of which Orbis S.A. was informed by the Housing and Municipal Development Office on March 25, 2003, and motioned to annul the challenged decision in its entirety and to declare the aforementioned decision of the Ministry of Municipal Economy dated May 15, 1962 and the decision of the Presiding Board of the National Council in the Capital City of Warsaw of December 20, 1961 invalid. By virtue of the decision dated April 24, 2003, the President of the Housing and Municipal Development Office – having considered the motion to reconsider the case - upheld the aforementioned decision dated February 24, 2003. In response dated June 30, 2003 to the complaint lodged by Mrs. Wiridianna Rey, Mrs. Wanda Dembińska and Mrs. Catherina Raczyńska, represented by attorney Krzysztof Labe, the President of the Housing and Municipal Development Office motioned to dismiss the complaint. The date of the hearing has not been fixed yet. The case is pending. No new information is available.

b) Litigation is pending before the District Court in Warsaw against the Management Board of the Warszawa Centrum Municipality as a result of an objection filed by Orbis S.A. against the decision of the Self-Government Appellate Board concerning the payment for perpetual usufruct of land that was overestimated by PLN 18,039.79. Court fee has been paid. At a hearing on February 19, 2003, a real property valuation expert was appointed. It follows from the expert's opinion that the value of real estate is close to the value ensuing from the opinion of an expert appointed by the Office of the Capital City of Warsaw. The date of subsequent hearing has been scheduled for October 24, 2004.

9.9. Hotel Novotel Centrum in Warsaw.

a) Litigation upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision refusing to grant to the former owners the title to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), mortgage no. 5021.

Having reconsidered the case, the President of the Housing and Municipal Development Office declared, by virtue of the decision dated May 16, 2002, invalidity of the administrative decision of the Presiding Board of the National Council in the Capital City of Warsaw no. ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. applied to the President of the Housing and Municipal Development Office to review again the case terminated by the said decision of May 16, 2002. By virtue of the decision of March 31, 2003 (delivered to Orbis S.A. attorneys on April 9, 2003), the President of the Housing and Municipal Development Office upheld in force the aforementioned decision of May 16, 2002. On April 30, 2003 attorneys of Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision issued by the President of the Housing and Municipal Development Office on March 31, 2003 and motioned to revoke the challenged decision as well as the decision dated May 16, 2002 upheld by virtue of the said decision as well as motioned to suspend the execution of challenged decisions. By a decision dated July 29, 2003, the Supreme

Administrative Court decided to suspend the execution of the challenged decision of the President of the Housing and Municipal Development Office dated March 31, 2003. No new fact have occurred.

b) In a letter dated September 8, 1998, Orbis S.A. was notified by the Housing and Municipal Development Office that proceedings were initiated upon application of Mrs. Elżbieta Sławińska concerning the declaration of invalidity of the administrative decision of the Presiding Board of the Capital City of Warsaw dated November 6, 1951, no. GM/TW20679/51 refusing to grant the title to temporary ownership to Warsaw-based plot of land located at 26 Nowogrodzka street, mortgage no. 1599-G and stating that all the buildings located on the said plot of land became the property of the State Treasury. On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Municipal Development Office (no. P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office of March 7, 2000 (no. PO.5.3.-R-29/99). Related to the declaration of invalidity of the above mentioned administrative decision dated November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners were disowned from their title to temporary ownership (according to the present legal status it is referred to as a "perpetual usufruct" to real property) to the real property located in Warsaw, at 26 Nowogrodzka street.

Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning the award of the title to temporal ownership (presently title to perpetual usufruct) of the real property located at 26 Nowogrodzka street, mortgage no. 1599 G. By virtue of an administrative decision (no. 820/ZP/2002) dated December 4, 2000 the President of the Capital City of Warsaw refused to establish the title to perpetual usufruct of the said real property. As follows from the letter from the Office of the Capital City of Warsaw, Real Property Management Division to the Voivodship Office of Mazowieckie Voivodship in Warsaw, Division of State Treasury and Ownership Transformations dated January 08, 2003 sent to Orbis S.A., Mrs. Elżbieta Sławińska, Mrs. Teresa Szydłowska and Mr. Roman Sławiński (appeal dated December 20, 2002) and Mrs. Joanna Kubiaczyk-Grodzka (appeal dated December 15, 2002) and attorney Jerzy Porczyński representing Mr. Jerzy Sławiński and Maria Podkulińska (appeal dated December 18, 2002) – successors of former owners – filed appeals against the aforementioned decision issued by the President of the Capital City of Warsaw dated December 4, 2002. By a decision dated July 28, 2003, the Mazowieckie Voivod upheld the challenged decision. A complaint against the said decision has been filed with the Supreme Administrative Court (I SA 1978/03). The case is pending. The date of the hearing has not been fixed yet.

9.10 Sofitel in Kraków (liquidated Branch).

In a letter dated November 20, 2003, Orbis S.A. was informed by the Housing and Municipal Development Office about the proceedings, related to the judgment of the Supreme Administrative Court date June 17, 2003 revoking decisions of the President of the of the Housing and Development Office of May 25, 2001 and July 01, 2000, concerning the motion filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other successors of former owners of an expropriated real property to declare

invalidity of the decision issued by the Presiding National Council of the city of Cracow dated March 14, 1973, in respect of the part of the decision relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 71, I kat. 106/1, I. kat. 107/1 and I. kat. 105/1 as well as real property registered in the land and mortgage register no. KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In a letter dated December 16, 2003, the President of the Housing and Municipal Development Office informed that the said motion would be considered within 2 months from the moment the entire evidence is collected. No new facts related to that case have occurred

9.11 Hotel Novotel Marina in Gdańsk:

a) On December 18, 2001 an appeal was filed with the Self-Government Appellate Board in Gdańsk in connection with the increase in the annual fee for perpetual usufruct of land (from PLN 81,683.88 up to PLN 378,733.80). On March 2, 2004, the Self-Government Appellate Board in Gdańsk rendered a decision dismissing the application of the Branch as inequitable. On March 16, 2004, the Branch lodged an objection against the Board's decision with the District Court in Gdańsk. The case is pending.

b) The legal counselor of the Branch informs that in the course of proceedings for the issue of a land use permit (upon the application dated December 24, 2002 filed by the company Inkaso & Regres sp. z o.o., the investor) it was disclosed that the storm water sewer system planned within the framework of the said investment project is to cross two plots of land held by Orbis S.A. in perpetual usufruct (25/2, 19/1). Litigation is pending in order to work out a form of making these plots of land available to the investor (buy-out by the investor, buy-out by the Municipality, establishment of easement of passage, other). The case is pending.

c) Administrative proceedings concerning the issue of a decision on land use permit in respect of the investment project consisting in the conversion of the canal heat distribution network 2xDn 400 into of a pre-insulated pipe network in Gdańsk, at Pomorska and Bursztynowa streets (on plots of land nos. 6/1, 6/2, 17, 19/1, 19/2, 25/2, 32, 38/4, 42, 53, 54/1, 55/1, 55/2, 56, 68, 72/5, 140, 318/3) initiated upon the application of the investor Gdańskie Przedsiębiorstwo Energetyki Cieplnej. The Management Board of Orbis S.A. filed a reservation stipulating that that the investment covers plots of land held by the company in perpetual usufruct and, therefore may infringe upon reasonable interests of Orbis S.A.. On April 30, 2003 administrative hearing was held in the Town Office in Gdańsk at which a representative of the Branch was present and motioned to change the route of a new pipeline (for example, in the road lane) and to appoint an expert to establish whether the present location of the pipeline is equitable or whether it should be moved to run underneath the public road. On September 09, 2003, the Town Office in Gdańsk issued the land use permit (no. WUAi OZ –7331/656/2003/HB).

9.12 Hotel Posejdon in Gdańsk.

On December 18, 2001 an appeal was lodged with the Self-Government Appellate Board in Gdańsk against notice of termination of the amount of the annual fee for perpetual usufruct of land on which the Hotel building is situated. On January 1, 2003 a proposal of an amicable agreement was filed with the Town Office in Gdańsk. The amount proposed by the Hotel: PLN 120,360.48. The Self-Government Appellate Board

rejected the proposal of amicable agreement. The requested amount: PLN 207,926.55. The Self-Government Appellate Board dismissed the application for determining that the fee amount is inequitable. Objection against the decision was lodged. The litigation is at the stage of exchange of pleadings administered by the Court. On June 22, 2004, a court expert conducted a view of the real estate.

9.13 Hotel Novotel Centrum in Gdańsk.

a) The application filed with the Town Office in Gdańsk by the Branch for termination of the contract for perpetual usufruct of Żytnia street. By a letter dated December 17, 2003, the President of the Town of Gdańsk informed that the plot of land no. 96/5 is not classified under the category of public roads and, under Article 8.1 of the Act of November 14, 2003 amending the Public Road Act and amending certain acts, represent an internal road serving „Novotel". As such, it is not subject to buy-out by the Commune which results in the necessity to effect payments for perpetual usufruct of land. By way of negotiations with a representative of the Town Office the rate for perpetual usufruct of land was set at the level applicable in the year 2001 in connection with failure to terminate the rates for the said plot of land (principal amount PLN 5,041.51. + interest of PLN 41.02 accrued as from March 31, 2004) and the argument that the fee for the three lat years had not been paid as a result of exemption from the payment by the authority calculating the fee for the years 1998 and 1999 on the basis of classification of the land under the category of public roads was admitted as important (regulation of the Gdańskie Voivod no. 4/96 dated July 19, 1996). By virtue of a decision of the president of the City of Gdańsk dated May 14, 2004, an annual fee in the amount of PLN 5,041.51 was determined, in effect as from January 1, 2004, payable by March 31 of each year.

b) On April 25, 2002 an appeal was filed with the Self-Government Appellate Board against the land use permit dated March 21, 2002 issued upon the application of Towarzystwo Inwestycyjne performing construction works related to the infrastructure in the vicinity of the Hotel. By virtue of decision dated June 16, 2003, the Self-Government Appellate Board revoked the challenged decision in its entirety and referred the case for reconsideration by the authority of the first instance. No information as to whether the appeal has been filed with the Supreme Administrative Court.

On November 13, 2002, Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision of Minister of Culture dated October 07, 2002 concerning the discontinuance of appellate proceedings initiated by Orbis S.A. in connection with the decision of the Pomorskie Voivodship Conservator of Historical Monuments dated February 18, 2002 coordinating the draft land use permit for the investment project consisting in the execution of a complex of buildings with residential, commercial, hotel and office functions on the land located in Gdańsk in the quarter surrounded by Chmielna, Żytnia and Spichrzowa streets. In response dated February 18, 2003 to the complaint of Orbis S.A., the Minister of Culture moved for its rejection. On march 26, 2004 the Administrative Court in Warsaw took decision to adjourn the hearing and obligated the attorney of the plaintiff to indicate the address of the participant in the proceedings, Towarzystwo Inwestycyjne. Since it has been impossible to establish the current address of Towarzystwo Inwestycyjne sp. z o.o., on June 25, 2004 the Voivodship Administrative Court has suspended proceedings on that case.

9.14 Giewont Hotel in Zakopane.

The enfranchisement proceedings before the Małopolskie Voivod were suspended because in November 2002 Mr. Adam Fedyk applied for the reinstatement of the real property concerned (the letter pertaining to that matter has been forwarded to the Administrative and Economic Director in the Management Board's Office by the lawyer rendering services for the Branch). On June 28, 2003, the Małopolskie Voivodship Office in Cracow resumed the suspended proceedings. The Branch has found that the Małopolskie Voivodship Office is awaiting the position of the County Office on the issue related to the filing of another application for the reinstatement of the real property. A reminder was addressed to the County Office concerning the vindicatory proceedings conducted by Mr. A. Fedyk. The resolution of the preliminary question by the Head of Tatry District was contingent upon the determination of invalidity of the decision on enfranchisement. The Minister of Infrastructure refused to determine the invalidity of the decision as requested by the claimant in the procedure of the Code of Administrative Proceedings The Minister of Infrastructure refused to declare the invalidity requested by the applicant under the procedure of the Code of Administrative Proceedings within the framework of an application for reconsideration of the case. the Minister upheld its decision in force and, therefore, no legal obstacles exist to acquire titles to perpetual usufruct of land. Presently, the procedure for standardization of the name of the entity („Orbis") in land register and land and mortgage register.

9.15 Mercure Hevelius Hotel in Gdańsk

On November 14, 2001 proceedings under supervisory procedure were initiated on the motion of Mr. Aleksander Patalas concerning the declaration of invalidity of the decision of the Presiding Board of the National Council of the Office for Internal Affairs in Gdańsk, dated April 23, 1970, no. WSW.III.6/60/9/70, rectified by the ruling of the Gdańsk Voivod dated May 15, 1981, no. GT.C/8221/26/81 concerning the expropriation, for the benefit of the State Treasury, of real property located in Gdańsk at Heweliusza street, owned by Mr. Franciszek Zieliński. By virtue of decision of January 28, 2003, the President of the Housing and Municipal Development Office suspended *ex officio* proceedings related to the consideration of the application filed by Mr. Patalas for the declaration of invalidity of the aforementioned decision until court rulings on the acquisition of inheritance of Mrs. Renata Zielińska and Mr. Lothar Zieliński have been submitted. On May 14, 2003. In the case file no. II S.A../Gd900/00, the Supreme Administrative Court finally dismissed the complaint against the decision of the Pomorskie Voivod dated March 28, 2000 no. S.N. VIII 7221/96/2000/BZ concerning the reinstatement of real property.

9.16 Novotel Okęcie Airport in Warsaw

On April 22, 2003, the Branch filed a claim with the District Court for the Capital City of Warsaw, IV Civil Division, against Małgorzata Bańkowska to release a part of the real property of the Hotel constituting a plot of land with an area of 90 square meters which the defendant is in possession of without a legal title. The case was placed on the court agenda and assigned case no. IV C 519/03. A hearing was held on December 22, 2003. The proceedings have been suspended on the defendant's motion until her application for the prescription of real property is examined. No new fact related to that case have occurred

9.17 Litigation concerning the real property at 11 Pijarska street in Cracow:

a) On January 21, 2003 the attorney of Mrs. Stanisława Marczak, Paweł Arkadiusz Marczak, Arkadiusz Marczak and Adam Marczak filed a claim against the State Treasury represented by the Małopolskie Voivod and Orbis S.A. for the adjustment of the legal status of the real property located at 11 Pijarska street in Cracow, land and mortgage register no. KW 8615, comprised of the plot of land no. 15 section 1 with an area of 315,60 square meters in a manner providing for entering the following persons as co-owners: S. Marczak owner of 3/16^{ths}, P.A. Marczak owner of 1/16^{ths}, G. Marczak owner of 1/16^{ths}, A. Marczak owner of 1/16^{ths}, in Section II of the land and mortgage register - in lieu of State Treasury – under management of the State Enterprise Orbis Hotels: Cracovia-Holiday Inn –Forum - Francuski and Wanda in Cracow - thereby diminishing the share held by the State Treasury to 10/16^{ths}. By virtue of its decision dated June 30, 2003, the District Court secured the claim by entering a note on pending litigation in the land and mortgage register no. KW 8615;

b) On October 13, 2003, Orbis S.A. was summoned to appear before the District Court in Kraków, I Civil Division on November 26, 2003 at a hearing, in the capacity of a party in the litigation initiated by Mr. Stanisław Marczak and others against Orbis S.A. for the payment, for the benefit of the plaintiff, of an amount of PLN 550.800,00 along with statutory interest due from the date of the claim as a fee for non-contractual use of the real property located in Cracow at 11 Pijarska street, with a three-story tenement house developed thereon, with floor area of 480 square meters, in the period from September 20, 1994 until it is released (the Court has attached the claim pertaining to that issue to the aforementioned summons issued by the Court). The hearing was adjourned until April 21, 2004. On December 01, 2003 the real property was released to its owners and this fact was confirmed in the take-over protocol. The case is currently suspended since we are awaiting a prejudicial resolution by the Circuit Court for Cracow – Śródmieście concerning the alignment of the wording of the entry in the Land and Mortgage Register (for that real estate) to the actual legal status (case file no. IC 1142/03). The case is pending.

In April 2004, the two other owners of that real estate, namely Mrs. Magdalena Marczak and Andrzej Marczak, represented by attorney Małgorzata Piechota, filed an action with the District Court in Cracow to be attached to case file no. 761/04 for the payment of an amount of PLN 594,000.00 as remuneration for non-contractual use of the real estate at 11 Pijarska street in Cracow. At the hearing held on June 30, 2004, the Court, upon an application of the attorney of Orbis S.A., stated that the action related to the very same claim has already been filed with the Court and has been assigned case file no. IC 1142/03 and is currently being examined. In such circumstances, the Court issued a decision to combine the two cases to be examined jointly and to identify them under the formerly assigned case file no. IC 1142/03.

9.18 By virtue of decisions dated May 05, 2003, the President of the City of Poznań, having examined the application of Mrs. Wanda Rusiecki and Mr. Krzysztof Pawłowski filed by the agency of Mr. Jędrzej Pawłowski on December 12, 2002 and, having examined the application of Mr. Jędrzej Pawłowski filed by the agency of attorney Żanna Demska on January 06, 2003, concerning the resumption of administrative proceedings that ended with the issue of a decision no. 242/2001 dated March 12, 2001 on conditions for building and land development of real property located in **Poznań, at the junction of Roosevelt and Słowackiego streets** (plots no. 38/2, 39/2, 41/3, 42/3, 43/4) for an investment project comprising the construction of an office-service building, refused to repeal its own decision dated March 12, 2001 on conditions for building and land

development. As it follows from the letter dated June 09, 2003 from the Office of the City of Poznań, Department of Town Planning and Architecture to the Self-Governing Board of Appeals in Poznań, the decision dated May 05, 2003 on refusal to repeal the decision dated March 12, 2001 has been appealed against. By virtue of the decision dated November 24, 2003, the President of the City of Poznań decided, having re-examined the application, to resume the administrative proceedings concerning the determination of conditions for land development. No new fact related to that case have occurred.

9.19Litigation concerning a real property located in **Wilanów at 27 St. Kostki Potockiego street (Wilanów restaurant)** carried out by successors of a former owner, Adam Branicki that ended with a ruling of the Supreme Administrative Court in Warsaw dated June 09, 2003 (case file IV S.A. 3462/01) repealing the decision of the government administration bodies of the first and second instance. According to the Branch, no mention of this litigation was included in the former reports as it does not concern real property to which Orbis S.A. holds an established title of ownership or title to perpetual usufruct. The progress of the litigation remains unchanged.

9.20 **„Cracovia" Hotel in Cracow.** On January 12, 2004 Orbis S.A. was summoned to participate in the litigation in the capacity of a defendant under Article 194 § 1 of the Code of Civil Proceedings and to file a response to the claim filed in the litigation initiated by the Norbetanki Nunnery in Cracow against the Municipality of the City of Cracow, the State Treasury – the President of the City of Cracow and the Minister of Finance (case file I C 1005/01). In a pleading of the plaintiff's attorney dated December 22, the plaintiff applied, among others, for establishing that the Norbetanki Nunnery in Cracow is the owner on the real property with an area of 0.5822 ha, comprising of a part of plot of land 180/04 (land and mortgage register no. KW 212704), located in Cracow and for obligating the defendant State Treasury to acquire the ownership of the aforementioned real property against compensation amounting to PLN 5,561,290.00. The attorney of Orbis S.A. filed a response to the statement of claim, dated February 16, 2004 and applied to the Court to dismiss the action in its entirety in respect of Orbis S.A. and to adjudge the costs of court proceedings to the benefit of Orbis S.A. The District Court in Cracow requested eng. Maciej Małecki, an expert of the District Court in Cracow, to prepare a supplementary opinion in order to assess the value of a part of plot of land no. 180/4, composed of plots kat. 1816/45, 1816/52, 1816/60. 1816/66, having a total area of 58 ares and 10 square meters and to provide an answer to the question whether the building along with its surroundings, located on plot of land no. 180/4, has a value by far exceeding the value of the plot of land on which it is developed) plots of land kat. 1816/45, 1816/52, 1816/66). On behalf of Orbis S.A. this case is defended by Kubas, Kos – Adwokaci Sp. p. law office in Cracow.

9.21 **Hotel „Mrongovia" in Mrągowo.**

On January 13, 2004 the Branch filed an application with the Self-Government Appellate Board in Olsztyn for determining that the revaluation of the annual fee for perpetual usufruct of land with an area of 5,947 square meters from PLN 1,378.20 up to 15,207.60 for the year 2004 and for subsequent years is inequitable. The notice of termination by the Mayor of the Town of Mrągowo no. GGN.722-389/03 dated December 15, 2002 changing the value of the plot of land from PLN 45,040.05 to PLN 506,920.00. On February 10, 2004 a hearing was held as a result of which the Hotel

commissioned a new valuation. The valuation was made and sent to the Self-Government Appellate Board in Olsztyn on March 12, 2004. The new market value of the plot of land amounts to PLN 151,708.00. The date of the hearing has been set for August 04, 2004. The case is pending.

10. The following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on June 30, 2004 1 EUR = PLN 4.5422

2) Profit and loss account figures
- the average arithmetical exchange rate calculated on the basis of the exchange rate as at the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 4.7311

3) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on June 30, 2003 1 EUR = PLN 4. 4570

4) Profit and loss account figures
- the average arithmetical exchange rate calculated on the basis of the exchange rate as at the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 4.3110

Signature of the person representing the Company

Alain Billy
Member of the Management Board

Signature of the person in charge of the Company's accounts

Lidia Mieleszko
Authorized Executive – person in charge of the Company's accounting

Prepared by: Grażyna Kozłowska
Warsaw, August 13, 2004